FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Option One Mortgage Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0001025562
Registrant CIK Number

Form 8-K, April 13, Series 2004-2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-104020
SEC File Number, if available

PROCESSED
APR 16 2004
THOMSON FINANCIAL

____
Name of Person Filing the Document
(If Other than the Registrant)

04026174

RECD S.E.C.
APR 15 2004
1086

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 13, 2004

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: David S. Wells

Name: David S. Wells

Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

OPTION ONE

MORTGAGE CORPORATION

Banc of America Securities

RBS Greenwich Capital

RMBS New Issue Term Sheet

$987,500,000 Certificates (approximate)

Option One Mortgage Loan Trust 2004-2, Asset Backed Certificates, Series 2004-2

Offered Classes: A-2, A-3, A-4, M-1, M-2, M-3, M-4, M-5, M-6 & M-7

Option One Mortgage Acceptance Corporation

Depositor

Option One Mortgage Corporation

Originator and Master Servicer

March 31, 2004

Banc of America Securities LLC RBS Greenwich Capital

Markets, Inc. (the "Underwriters") are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Option One Mortgage Loan Trust 2004-2, Asset Backed Certificates, Series 2004-2

Certificates

Class	*Expected* Approximate Size[(A)]	Interest Type	Principal Type	*Expected* WAL (yrs) *Call/Mat*	*Expected* Principal Window (mos) *Call/Mat*	*Expected* Last Distribution Date *Call/Mat*[(C)]	*Expected* Ratings Fitch	Moody's	S&P
A-1A[(B)]	$336,690,000	Floating	Sen	*Not Offered Hereby*			AAA	Aaa	AAA
A-1B[(B)]	$200,000,000	Floating	Sen	*Not Offered Hereby*			AAA	Aaa	AAA
A-2[(D)]	$97,530,000	Floating	Sen Seq	1.00/1.00	1-19/1-19	Nov-2005/Nov-2005	AAA	Aaa	AAA
A-3[(D)]	$159,710,000	Floating	Sen Seq	3.00/3.00	19-71/19-71	Mar-2010/Mar-2010	AAA	Aaa	AAA
A-4[(D)]	$31,070,000	Floating	Sen Seq	6.66/8.51	71-81/71-182	Jan-2011/Jun-2019	AAA	Aaa	AAA
M-1	$58,000,000	Floating	Mezz	4.75/5.19	39-81/39-146	Jan-2011/Jun-2016	AA	Aa2	AA+
M-2	$47,500,000	Floating	Mezz	4.72/5.11	38-81/38-132	Jan-2011/Apr-2015	A+	A2	AA
M-3	$14,000,000	Floating	Mezz	4.71/5.03	37-81/37-114	Jan-2011/Oct-2013	A	A3	AA-
M-4	$10,000,000	Floating	Mezz	4.70/4.97	37-81/37-107	Jan-2011/Mar-2013	A-	Baa1	A+
M-5	$12,500,000	Floating	Mezz	4.70/4.89	37-81/37-100	Jan-2011/Aug-2012	BBB+	Baa2	A
M-6	$10,000,000	Floating	Mezz	4.70/4.75	37-81/37-90	Jan-2011/Oct-2011	BBB	Baa3	BBB+
M-7	$10,500,000	Floating	Mezz	4.46/4.46	37-78/37-78	Oct-2010/Oct-2010	BB+	Ba1	BBB

(A) The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.
(B) The Class A-1A and Class A-1B Certificates will be offered pursuant to the prospectus, but, will be excluded from this term sheet.
(C) The Expected Last Distribution Date is calculated based on the Pricing Speed.
(D) The Class A-2, Class A-3, and Class A-4 Certificates will be sized based on investor demand and may be either combined or further divided.

Structure:

(1) The Class A-1A and Class A-1B Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2, Class A-3, and Class A-4 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans.
(2) The margins on the Class A Certificates will double and the margins on the Mezzanine Certificates will be equal to 1.5x the original margins after the Optional Termination Date.
(3) Each class of Certificates will be subject to a Net WAC Rate as described herein.
(4) The Mezzanine Certificates will not receive principal distributions prior to the Stepdown Date.

Pricing Speed

Adjustable-rate Mortgage Loans	**100% ARM PPC** 100% ARM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.348% each month to 35% CPR in month twenty-four, and remain at 35% CPR thereafter.
Fixed-rate Mortgage Loans	**115% FRM PPC** 100% FRM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.455% each month to 20% CPR in month twelve, and remain at 20% CPR thereafter.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Summary of Important Dates

Deal Information		*Collateral Information*	
Expected Pricing	4/1/2004	Cut-off Date	4/1/2004
Expected Settlement	4/13/2004	Next Payment	5/1/2004
First Distribution	5/25/2004	Statistical Calculation Date	3/1/2004
Expected Stepdown	5/25/2007		

Certificate Information

Class	Dated Date	Initial Accrual Days	Accrual Method	Delay Days	*Expected* Last Distribution Date (Call/Mat) *	REMIC Maturity Date **
A-2	4/13/2004	0	Act/360	0	Nov-2005/Nov-2005	May 2034
A-3	4/13/2004	0	Act/360	0	Mar-2010/Mar-2010	May 2034
A-4	4/13/2004	0	Act/360	0	Jan-2011/Jun-2019	May 2034
M-1	4/13/2004	0	Act/360	0	Jan-2011/Jun-2016	May 2034
M-2	4/13/2004	0	Act/360	0	Jan-2011/Apr-2015	May 2034
M-3	4/13/2004	0	Act/360	0	Jan-2011/Oct-2013	May 2034
M-4	4/13/2004	0	Act/360	0	Jan-2011/Mar-2013	May 2034
M-5	4/13/2004	0	Act/360	0	Jan-2011/Aug-2012	May 2034
M-6	4/13/2004	0	Act/360	0	Jan-2011/Oct-2011	May 2034
M-7	4/13/2004	0	Act/360	0	Oct-2010/Oct-2010	May 2034

* The Expected Last Scheduled Distribution Date is calculated based on the Pricing Speed.

** The REMIC Maturity Date is the Distribution Date following the maturity date for the Mortgage Loan with the latest possible maturity date.

Contacts

Banc of America Securities LLC

<u>Mortgage Trading/Syndicate</u>		Tel: (704) 388-1597 Fax: (704) 335-5904
Rob Karr		robert.h.karr@bankofamerica.com
Pat Beranek		patrick.beranek@bankofamerica.com
Jeff Willoughby		jeff.t.willoughby@bankofamerica.com
<u>Global ABS Group</u>		Fax: (704) 388-9668
Daniel Goodwin	(704) 388-1153	daniel.b.goodwin@bankofamerica.com
Kirk Meyers	(704) 388-3148	kirk.b.meyers@bankofamerica.com
Michael Tri	(704) 388-8786	michael.l.tri@bankofamerica.com
Niki Hogue	(704) 387-1853	nikole.hogue@bankofamerica.com
Scott Shultz	(704) 387-6040	scott.m.shultz@bankofamerica.com
Pauwla Rumli	(704) 387-1156	pauwla.rumli@bankofamerica.com
Rating Agencies		
Joseph Grohotolski – Moody's	(212) 553-4619	joseph.grohotolski@moodys.com
Wen Hsu – Fitch	(212) 908-0633	wen.hsu@fitchratings.com
Bridget Steers – S&P	(212) 438-2610	bridget_steers@sandp.com

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. *By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold.* The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. *Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets.* Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

SUMMARY OF TERMS

Title of Securities:	Option One Mortgage Loan Trust 2004-2, Asset Backed Certificates, Series 2004-2.
Offered Certificates:	The Class A-2 Certificates, the Class A-3 Certificates and the Class A-4 Certificates (together and with the Class A-1A and Class A-1B Certificates, the "Class A Certificates") and the Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and Class M-7 Certificates, the "Mezzanine Certificates".
Non-Offered Certificates:	The Class A-1A and Class A-1B Certificates (together with the Offered Certificates, the "Certificates").
Offering Type:	All of the Certificates will be offered publicly pursuant to a Prospectus.
Originator and Master Servicer:	Option One Mortgage Corporation.
Trustee and Custodian:	Wells Fargo Bank, N.A.
Depositor:	Option One Mortgage Acceptance Corporation.
Co-Lead Managers:	Banc of America Securities LLC and RBS Greenwich Capital.
Co-Managers:	UBS Warburg LLC and H&R Block Financial Advisors Inc.
PMI Insurer:	PMI Mortgage Insurance Co, "PMI".
Closing Date:	On or about April 13, 2004.
Tax Status:	The Offered Certificates will be treated as evidencing ownership of debt instruments in a REMIC for federal income tax purposes.
ERISA Eligibility:	Each class of Offered Certificates is expected to be ERISA eligible, subject to conditions described in the prospectus.
SMMEA Eligibility:	The Offered Certificates are *not* expected to constitute "mortgage related securities" for purposes of SMMEA.
Distribution Dates:	The 25th of each month, or if such day is not a business day, the next succeeding business day, beginning in May 2004.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settle flat).
Day Count:	With respect to the Offered Certificates, Actual/360.
Payment Delay:	With respect to the Offered Certificates, 0 days.
Stepped Servicing Fees:	Approximately 0.30% per annum on the aggregate principal balance of the Mortgage Loans for months 1 through 10 from the month of the Closing Date, approximately 0.40% per annum on the aggregate principal balance of the Mortgage Loans for months 11 through 30 from the month of the Closing Date and approximately 0.65% per annum on the aggregate principal balance of the Mortgage Loans for months 31 and thereafter from the month of the Closing Date.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. *(the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or* solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of *such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their* affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

SUMMARY OF TERMS (Continued)

Trustee Fees: Approximately 0.0030% per annum on the aggregate principal balance of the Mortgage Loans.

Statistical Calculation Date: March 1, 2004.

Cut-off Date: For each Mortgage Loan in the mortgage pool on the Closing Date, the later of (i) the origination date of each Mortgage Loan or (ii) the close of business April 1, 2004. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Accounts, the later of (i) the origination date or (ii) the first day of the month in which such loan was acquired.

Initial Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $299,727,738, of which: (i) approximately $194,983,756 consisting of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "Group I Initial Mortgage Loans") and (ii) approximately $104,743,981 consisting of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "Group II Initial Mortgage Loans" and together with the Group I Initial Mortgage Loans, the "Initial Mortgage Loans"). The aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to equal approximately $750,000,000 after the deposit of additional Mortgage Loans on or before the Closing Date (the "Mortgage Loans as of the Cut-off Date"). See the attached collateral descriptions for additional information on the Initial Mortgage Loans as of the Statistical Calculation Date.

Group I Pre-Funding Amount: A Group I Pre-Funding Account will be established on the Closing Date into which no more than $162,500,000 will be deposited (the "Group I Pre-Funded Amount"). These funds will be used to purchase subsequent conforming balance fixed rate and adjustable rate Mortgage Loans for deposit in Loan Group I, together with the Group I Initial Mortgage Loans, the "Group I Mortgage Loans". On or prior to April 30, 2004 (the "Group I Pre-Funding Period"), the amounts on deposit in the Group I Pre-Funding Account will be used to purchase subsequent Mortgage Loans (to the extent available) having similar characteristics as the Group I Initial Mortgage Loans (with any unused portion of the Group I Pre-Funded Amount to be distributed as principal to the Class A-1A and A-1B Certificates). See "Description of the Collateral".

Group II Pre-Funding Amount: A Group II Pre-Funding Account (together with the Group I Pre-Funding Account, the "Pre-Funding Accounts") will be established on the Closing Date into which no more than $87,500,000 will be deposited (the "Group II Pre-Funded Amount"). These funds will be used to purchase subsequent conforming and non-conforming fixed rate and adjustable rate Mortgage Loans for deposit in Loan Group II, together with the Group II Initial Mortgage Loans, the "Group II Mortgage Loans". On or prior to April 30, 2004 (the "Group II Pre-Funding Period"), the amounts on deposit in the Group II Account will be used to purchase subsequent Mortgage Loans (to the extent available) having similar characteristics as the Group II Initial Mortgage Loans (with any unused portion of the Group II Pre-Funded Amount to be distributed as principal to the Class A-2 Certificates). See "Description of the Collateral".

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. *By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold.* The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

SUMMARY OF TERMS (Continued)

Optional Termination Date: The Master Servicer will have the right to purchase all of the Group I and Group II Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans in both loan groups is less than or equal to 10% of the sum of (i) the Mortgage Loans as of the Cut-off Date, (ii) the original Group I Pre-Funded Amount and (iii) the original Group II Pre-Funded Amount. In the event the Master Servicer fails to exercise its right to such termination, the NIMS Insurer, if any, will have the ability to exercise the termination.

Monthly Master Servicer Advances: The Master Servicer will be obligated to advance its own funds in an amount equal to the aggregate of all payments of principal and interest (net of Servicing Fees) that were due during the related period on the Mortgage Loans. Advances are required to be made only to the extent they are deemed by the Master Servicer to be recoverable from related late collections, insurance proceeds, condemnation proceeds or liquidation proceeds.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities *mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement* previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

CREDIT ENHANCEMENT

Credit Enhancement:

Credit enhancement for the structure is provided by the PMI Policy, Excess Cashflow, overcollateralization, and subordination.

<u>Certificate Credit Enhancement</u>

(1) The Class A Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 16.25% subordination of the Mezzanine Certificates, and the Overcollateralization Amount.

(2) The Class M-1 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 10.45% in subordinate Mezzanine Certificates and the Overcollateralization Amount

(3) The Class M-2 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 5.70% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(4) The Class M-3 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 4.30% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(5) The Class M-4 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 3.30% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(6) The Class M-5 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 2.05% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(7) The Class M-6 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 1.05% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(8) The Class M-7 Certificates are enhanced by the PMI Policy, Excess Cashflow, and the Overcollateralization Amount.

PMI Policy:

As of the Statistical Calculation Date, approximately 72.90% of the Initial Mortgage Loans with LTV's above 80% will be covered by a mortgage insurance policy (the "PMI Policy") issued by PMI. For each of those Mortgage Loans, PMI provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property. It is expected that PMI will provide such coverage on a similar percentage of the Mortgage Loans as of the Cut-off Date and on a similar percentage of the subsequent Mortgage Loans.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

CREDIT ENHANCEMENT (Continued)

Overcollateralization Target Amount:

Prior to the Stepdown Date, the Overcollateralization Target Amount will be approximately 1.25% of the sum of (i) the aggregate Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date. The Overcollateralization Target Amount on or after the Stepdown Date will be the lesser of approximately (a) 1.25% of the sum of (i) the aggregate Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) amounts on deposit in the Pre-Funding Accounts on the Closing Date and (b) 2.50% of the aggregate Principal Balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the sum of (i) the aggregate Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) amounts on deposit in the Pre-Funding Accounts on the Closing Date; provided however, if a Trigger Event is in effect on the related Distribution Date, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount for the previous Distribution Date.

Expected **Credit Support Percentage:**

Class	Initial Credit Support	After Stepdown Support
A	17.50%	35.00%
M-1	11.70%	23.40%
M-2	6.95%	13.90%
M-3	5.55%	11.10%
M-4	4.55%	9.10%
M-5	3.30%	6.60%
M-6	2.30%	4.60%
M-7	1.25%	2.50%

Overcollateralization Amount:

The Overcollateralization Amount is equal to the excess of the aggregate principal balance of the Mortgage Loans and any remaining amounts in the Pre-Funding Accounts over the aggregate principal balance of the Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount is expected to equal the Overcollateralization Target Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Release Amount:

The Overcollateralization Release Amount means, with respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

CREDIT ENHANCEMENT (Continued)

Overcollateralization Deficiency Amount: The Overcollateralization Deficiency Amount is the excess, if any, of (a) the Overcollateralization Target Amount for such Distribution Date over (b) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the certificate principal balances of all classes of Certificates resulting from the distribution of the Principal Distribution Amount (but not the Extra Principal Distribution Amount) on such Distribution Date, but prior to taking into account any Realized Losses allocated to any class of Certificates on such Distribution Date.

Available Funds: Available Funds will be equal to the sum of the following amounts with respect to the Mortgage Loans, net of amounts reimbursable therefrom to the Master Servicer or the Trustee: (i) the aggregate amount of monthly payments on the Mortgage Loans due on the related due date and received by the Master Servicer by the determination date, after deduction of the Trustee Fee for such Distribution Date, the Servicing Fee for such Distribution Date, any accrued and unpaid Servicing Fees and Trustee Fees in respect of any prior Distribution Dates, and any PMI Policy fee for such Distribution Date (ii) unscheduled payments in respect of the Mortgage Loans, including prepayments, insurance proceeds, net liquidation proceeds and proceeds from repurchases of and substitutions for such Mortgage Loans occurring during the related Prepayment Period, excluding prepayment charges, (iii) payments from the Master Servicer in connection with Advances and Prepayment Interest Shortfalls for such Distribution Date and (iv) amounts transferred from the interest coverage accounts and, at the end of each Pre-Funding Period, any excess amounts transferred from the Pre-Funding Accounts.

Excess Cashflow: For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Release Amount and (y) the excess, if any, of the Available Funds over the sum of (i) the current and unpaid interest paid on the Class A Certificates and the current interest paid on the Mezzanine Certificates and (ii) the Principal Remittance Amount.

Stepdown Date: The earlier to occur of (i) the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (a) the Distribution Date in May 2007 and (b) the first Distribution Date on which the Credit Enhancement Percentage (after taking into account distributions of principal on such Distribution Date) is greater than or equal to 35.00%. The Credit Enhancement Percentage is obtained by dividing (x) the aggregate certificate principal balance of the Mezzanine Certificates and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans plus any remaining funds in the Pre-Funding Accounts.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

CREDIT ENHANCEMENT (Continued)

Trigger Event:

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date (i) if the 60+ day delinquency percentage (including loans that are in bankruptcy or foreclosure and are 60+ days delinquent or that are REO) is greater than [45]% of the Credit Enhancement Percentage or (ii) if during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 – April 2008	[TBD]%
May 2008 – April 2009	[TBD]%
May 2009 – April 2010	[TBD]%
May 2010 – April 2011	[TBD]%
May 2011 and thereafter	[TBD]%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

PASS-THROUGH RATES

The Pass-Through Rate for each class of the Offered Certificates for any Distribution Date will be the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate for such Distribution Date.

Formula Rate:

The Formula Rate is the lesser of:

(i) the sum of (a) one-month LIBOR as determined for the related period and (b) the certificate margin for the applicable class, and

(ii) the Maximum Cap Rate for such Distribution Date.

On each Distribution Date after the Optional Termination Date, the certificate margins for the Class A Certificates will be 2 times their initial margins, and the certificate margins for the Mezzanine Certificates will be 1.5 times their respective initial margin.

Adjusted Net Mortgage Rate: The "Adjusted Net Mortgage Rate" for each Mortgage Loan is equal to the mortgage rate less the sum of (i) the Servicing Fee Rate, (ii) the Trustee Fee Rate and (iii) the PMI Policy fee rate, if applicable.

Adjusted Net Maximum Mortgage Rate: The "Adjusted Net Maximum Mortgage Rate" for each Mortgage Loan is equal to the maximum mortgage rate (or the mortgage rate in the case of any fixed rate mortgage loan) less the sum of (i) the Servicing Fee Rate, (ii) the Trustee Fee Rate and (iii) the PMI Policy fee rate, if applicable.

Maximum Cap Rate:

The Maximum Cap Rate for the Class A-2, Class A-3 and Class A-4 Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans.

The Maximum Cap Rate for the Mezzanine Certificates on any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the aggregate certificate balance of the related Class A Certificates) of (i) the weighted average Adjusted Net Mortgage Rate on the Group I Mortgage Loans and (ii) the weighted average of the Adjusted Net Mortgage Rate on the Group II Mortgage Loans.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or *participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not* acting as agent for the issuer in connection with the proposed transaction.

PASS-THROUGH RATES (Continued)

Net WAC Rate:

The Net WAC Rate for the Class A-2, Class A-3 and Class A-4 Certificates on any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans.

The Net WAC Rate for the Mezzanine Certificates on any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the aggregate certificate balance of the related Class A Certificates) of (i) the weighted average Adjusted Net Mortgage Rate on the Group I Mortgage Loans and (ii) the weighted average Adjusted Net Mortgage Rate on the Group II Mortgage Loans.

Net WAC Rate Carryover Amount:

For any Distribution Date the "Net WAC Rate Carryover Amount" for any class of Certificates is the sum of (1) the excess, if any, of the amount of interest that would have accrued on such class had the Net WAC Rate not applied over the amount of interest actually accrued on such class based on the related Net WAC Rate, (2) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Dates, and (3) accrued interest at the related Formula Rate on the amount described in clause (2) for the most recently ended Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. *Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets.* Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

YIELD MAINTENANCE AGREEMENT

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with [TBD] (the "Counterparty") for the benefit of the Class A-2, Class A-3 and Class A-4 Certificates. The notional balance of the Yield Maintenance Agreement and the strike prices are in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds the ceiling. The Yield Maintenance Agreement will terminate after the Distribution Date in August 2007.

Yield Maintenance Agreement Class A-2/A-3/A-4 Certificates							
Period	Notional ($)	Strike (%)	Ceiling (%)	Period	Notional ($)	Strike (%)	Ceiling (%)
1	288,310,000	n/a	n/a	21	181,894,021	5.62	9.01
2	286,532,428	5.76	9.06	22	174,498,300	5.64	9.01
3	284,054,663	5.96	9.06	23	167,058,742	7.88	9.00
4	281,149,047	5.76	9.06	24	159,825,908	7.09	9.00
5	277,819,772	5.76	9.06	25	152,757,693	7.34	9.00
6	274,072,651	5.95	9.05	26	145,852,191	7.63	9.00
7	269,915,968	5.75	9.05	27	139,190,042	7.89	9.00
8	265,358,739	5.95	9.05	28	132,748,451	7.63	9.00
9	260,412,072	5.75	9.05	29	126,520,062	8.09	8.99
10	255,088,346	5.75	9.05	30	120,505,843	8.36	8.99
11	249,410,184	6.27	9.04	31	114,689,991	7.84	8.99
12	243,449,846	5.64	9.04	32	109,065,812	8.28	8.99
13	237,256,861	5.84	9.04	33	103,629,632	7.99	8.98
14	230,843,781	5.64	9.04	34	98,372,235	8.03	8.98
15	224,258,550	5.83	9.03	35	93,288,780	8.98	8.98
16	217,513,890	5.63	9.03	36	88,377,995	8.50	8.97
17	210,623,277	5.62	9.02	37	83,628,748	8.78	8.97
18	203,600,880	5.82	9.02	38	83,628,748	8.68	8.97
19	196,461,492	5.61	9.01	39	83,628,748	8.96	8.97
20	189,220,453	5.81	9.01	40	83,628,748	8.67	8.97

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

YIELD MAINTENANCE AGREEMENT (Continued)

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with [TBD] (the "Counterparty") for the benefit of the Mezzanine Certificates. The notional balance of the Yield Maintenance Agreement and the strike prices are in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds the ceiling. The Yield Maintenance Agreement will terminate after the Distribution Date in August 2007.

Yield Maintenance Agreement
Mezzanine Certificates

Period	Notional ($)	Strike (%)	Ceiling (%)	Period	Notional ($)	Strike (%)	Ceiling (%)
1	162,500,000	n/a	n/a	21	162,500,000	4.58	7.97
2	162,500,000	4.67	7.97	22	162,500,000	4.66	7.97
3	162,500,000	4.87	7.97	23	162,500,000	6.84	7.97
4	162,500,000	4.67	7.97	24	162,500,000	6.05	7.97
5	162,500,000	4.67	7.97	25	162,500,000	6.29	7.97
6	162,500,000	4.87	7.97	26	162,500,000	6.58	7.97
7	162,500,000	4.67	7.97	27	162,500,000	6.84	7.97
8	162,500,000	4.87	7.97	28	162,500,000	6.60	7.97
9	162,500,000	4.67	7.97	29	162,500,000	7.05	7.97
10	162,500,000	4.67	7.97	30	162,500,000	7.32	7.97
11	162,500,000	5.20	7.97	31	162,500,000	6.79	7.97
12	162,500,000	4.58	7.97	32	162,500,000	7.24	7.97
13	162,500,000	4.77	7.97	33	162,500,000	6.95	7.97
14	162,500,000	4.58	7.97	34	162,500,000	7.01	7.97
15	162,500,000	4.77	7.97	35	162,500,000	7.97	7.97
16	162,500,000	4.58	7.97	36	162,500,000	7.48	7.97
17	162,500,000	4.58	7.97	37	162,500,000	7.76	7.97
18	162,500,000	4.77	7.97	38	151,880,827	7.66	7.97
19	162,500,000	4.58	7.97	39	139,510,253	7.95	7.97
20	162,500,000	4.77	7.97	40	127,544,121	7.68	7.97

Banc of America Securities LLC RBS Greenwich Capital

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any *final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities.* The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

INTEREST DISTRIBUTIONS

I. On each Distribution Date, the Group I Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, *pro rata*, based on their respective entitlements, current interest for such Distribution Date;

(ii) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, *pro rata*, based on their respective entitlements, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date; and

(iii) concurrently, to the holders of the Class A-2, Class A-3 and Class A-4 Certificates, *pro rata*, the remaining current interest and remaining Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to II(i) and II(ii) below.

II. On each Distribution Date, the Group II Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) concurrently, to the holders of the Class A-2, Class A-3 and Class A-4 Certificates, *pro rata*, based on their respective entitlements, current interest for such Distribution Date;

(ii) concurrently, to the holders of the Class A-2, Class A-3 and Class A-4 Certificates, *pro-rata*, based on their respective entitlements, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date; and

(iii) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, *pro rata*, the remaining current interest and remaining Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to I(i) and I(ii) above.

III. On each Distribution Date, following the distributions made pursuant to clauses I and II above, the Trustee shall make the following disbursements and transfers in the order of priority described below, in each case to the extent of the sum of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount remaining undistributed for such Distribution Date:

(i) to the holders of the Class M-1 Certificates, current interest for such class for such Distribution Date;

(ii) to the holders of the Class M-2 Certificates, current interest for such class for such Distribution Date;

(iii) to the holders of the Class M-3 Certificates, current interest for such class for such Distribution Date;

(iv) to the holders of the Class M-4 Certificates, current interest for such class for such Distribution Date;

(v) to the holders of the Class M-5 Certificates, current interest for such class for such Distribution Date;

(vi) to the holders of the Class M-6 Certificates, current interest for such class for such Distribution Date;

(vii) to the holders of the Class M-7 Certificates, current interest for such class for such Distribution Date; and

(viii) any remainder as described under "Excess Cashflow Distribution".

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

PRINCIPAL DISTRIBUTIONS

I. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, *pro rata*, until the certificate principal balance of each such class has been reduced to zero; and

(ii) to the holders of the Class A-2, Class A-3 and Class A-4 Certificates, *sequentially*, until the certificate principal balance of each such class has been reduced to zero, to the extent not distributed pursuant to II(i) below;

II. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group II Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-2, Class A-3 and Class A-4 Certificates, *sequentially*, until the certificate principal balance of each such class has been reduced to zero; and

(ii) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, *pro rata*, until the certificate principal balance of each such class has been reduced to zero, to the extent not distributed pursuant to I(i) above.

III. On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, distributions in respect of principal to the extent of the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount remaining undistributed after I and II above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates until the certificate principal balance is reduced to zero;

(ii) to the Class M-2 Certificates until the certificate principal balance is reduced to zero;

(iii) to the Class M-3 Certificates until the certificate principal balance is reduced to zero;

(iv) to the Class M-4 Certificates until the certificate principal balance is reduced to zero;

(v) to the Class M-5 Certificates until the certificate principal balance is reduced to zero;

(vi) to the Class M-6 Certificates until the certificate principal balance is reduced to zero; and

(vii) to the Class M-7 Certificates until the certificate principal balance is reduced to zero.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

PRINCIPAL DISTRIBUTIONS (Continued)

IV. On each Distribution Date, (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount will be distributed in the following order of priority:

(i) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, *pro rata*, the Group I Senior Principal Distribution Amount, until the certificate principal balance of each such class has been reduced to zero; and

(ii) to the holders of the Class A-2, Class A-3 and Class A-4 Certificates, *sequentially*, the Group II Senior Principal Distribution Amount, until the certificate principal balance of each such class has been reduced to zero.

V. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group II Principal Distribution Amount will be distributed in the following order of priority:

(i) to the Class A-2, Class A-3 and Class A-4 Certificates, *sequentially*, the Group II Senior Principal Distribution Amount until the certificate principal balance of each such class has been reduced to zero; and

(ii) concurrently, to the Class A-1A and Class A-1B Certificates, *pro rata*, the Group I Senior Principal Distribution Amount until the certificate principal balance of each such class has been reduced to zero.

VI. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the Principal Distribution Amount remaining undistributed after IV and V above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(ii) to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iii) to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iv) to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(v) to the Class M-5 Certificates, the Class M-5 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(vi) to the Class M-6 Certificates, the Class M-6 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero; and

(vii) to the Class M-7 Certificates, the Class M-7 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

EXCESS CASHFLOW DISTRIBUTION

On each Distribution Date, any excess cashflow shall be paid as follows:

(i) to build or maintain the Overcollateralization Amount to the Overcollateralization Target Amount payable in the same manner and priorities as described under Principal Distributions above;

(ii) to the Class M-1 Certificates, any Unpaid Interest Shortfall Amount;

(iii) to the Class M-1 Certificates, any Allocated Realized Loss Amounts;

(iv) to the Class M-2 Certificates, any Unpaid Interest Shortfall Amount;

(v) to the Class M-2 Certificates, any Allocated Realized Loss Amounts;

(vi) to the Class M-3 Certificates, any Unpaid Interest Shortfall Amount;

(vii) to the Class M-3 Certificates, any Allocated Realized Loss Amounts;

(viii) to the Class M-4 Certificates, any Unpaid Interest Shortfall Amount;

(ix) to the Class M-4 Certificates, any Allocated Realized Loss Amounts;

(x) to the Class M-5 Certificates, any Unpaid Interest Shortfall Amount;

(xi) to the Class M-5 Certificates, any Allocated Realized Loss Amounts;

(xii) to the Class M-6 Certificates, any Unpaid Interest Shortfall Amount;

(xiii) to the Class M-6 Certificates, any Allocated Realized Loss Amounts;

(xiv) to the Class M-7 Certificates, any Unpaid Interest Shortfall Amount;

(xv) to the Class M-7 Certificates, any Allocated Realized Loss Amounts;

(xvi) an amount equal to any unpaid remaining Net WAC Rate Carryover Amounts to the extent not covered by the Yield Maintenance Agreement(s) with respect to the Class A and Mezzanine Certificates to such Certificates first, *pro rata*, to the Class A Certificates based on the amount payable to each class of Class A Certificates and second, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates; and

(xvii) any remaining amounts to Certificates which are not offered hereby.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "*Underwriters*") *is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or* solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement *previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration* statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

DEFINITIONS

Unpaid Interest Shortfall Amount:

The "Unpaid Interest Shortfall Amount" means (i) for each class of Offered Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) current interest for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not distributed on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the most recently ended Interest Accrual Period.

Allocated Realized Loss Amount:

An Allocated Realized Loss Amount with respect to any class of Mezzanine Certificates and any Distribution Date is an amount equal to the sum of any Realized Loss allocated to that class of Certificates on such Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Realized Loss:

Realized Loss means, with respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan.

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Excess Cashflow, second in reduction of the Overcollateralization Amount, third to the Class M-7 Certificates, fourth to the Class M-6 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-4 Certificates, seventh to the Class M-3 Certificates, eighth to the Class M-2 Certificates, and ninth to the Class M-1 Certificates. An allocation of any Realized Losses to a Mezzanine Certificate on any Distribution Date will be made by reducing the certificate principal balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A-1A, Class A-1B, Class A-2, Class A-3 or Class A-4 Certificates. However it is possible that under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to pay the Class A-1A, Class A-1B, Class A-2, Class A-3 and Class A-4 Certificates all interest and principal amounts to which such Certificates are then entitled.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

DEFINITIONS (Continued)

Group I Interest Remittance Amount:	The Group I Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans.
Group I Principal Remittance Amount:	The Group I Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group I Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related net liquidation proceeds and insurance proceeds received during such Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group I Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group I Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group I Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group I Account after giving effect to any purchase of Subsequent Group I Mortgage Loans.
Group I Basic Principal Distribution Amount:	The Group I Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group I Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Group I Principal Percentage.
Group I Principal Distribution Amount:	The Group I Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group I Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Group I Principal Percentage.
Group II Interest Remittance Amount:	The Group II Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

DEFINITIONS (Continued)

Group II Principal Remittance Amount: The Group II Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group II Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related net liquidation proceeds and insurance proceeds received during such Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group II Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group II Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group II Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group II Account after giving effect to any purchase of Subsequent Group II Mortgage Loans.

Group II Basic Principal Distribution Amount: The Group II Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group II Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Group II Principal Percentage.

Group II Principal Distribution Amount: The Group II Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group II Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Group II Principal Percentage.

Principal Remittance Amount: The Principal Remittance Amount is the sum of the Group I Principal Remittance Amount and the Group II Principal Remittance Amount.

Principal Distribution Amount: The Principal Distribution Amount is the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount.

Extra Principal Distribution Amount: The Extra Principal Distribution Amount with respect to any Distribution Date is the lesser of (x) the Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

Group I Principal Percentage: The Group I Principal Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

Group II Principal Percentage: The Group II Principal Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

DEFINITIONS (Continued)

Group I Senior Principal Distribution Amount: Group I Senior Principal Distribution Amount means as of any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, the excess of (a) the certificate principal balance of the Class A-1A and Class A-1B Certificates immediately prior to such Distribution Date over (b) the lesser of (x) the product of (1) approximately 65.00% and (2) the aggregate Principal Balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (y) the amount by which the aggregate Principal Balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period exceeds the product of (1) 0.50% and (2) the aggregate Principal Balance of the Group I Mortgage Loans on the Cut-off Date and the Group I Pre-Funding Amount.

Group II Senior Principal Distribution Amount: Group II Senior Principal Distribution Amount means as of any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, the excess of (a) the certificate principal balance of the Class A-2, Class A-3, and Class A-4 Certificates immediately prior to such Distribution Date over (b) the lesser of (x) the product of (1) approximately 65.00% and (2) the aggregate Principal Balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (y) the amount by which the aggregate Principal Balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period exceeds the product of (1) 0.50% and (2) the aggregate Principal Balance of the Group II Mortgage Loans on the Cut-off Date and the Group II Pre-Funding Amount.

Senior Principal Distribution Amount: The Senior Principal Distribution Amount is an amount equal to the sum of (i) the Group I Senior Principal Distribution Amount and (ii) the Group II Senior Principal Distribution Amount.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount) and the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 76.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. *The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of* such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. *Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all* prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

DEFINITIONS (Continued)

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount) and the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 86.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-3 Principal Distribution Amount: The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount) and the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 88.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-4 Principal Distribution Amount: The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), and the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 90.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. *The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of* such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all *prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any* final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

DEFINITIONS (Continued)

Class M-5 Principal Distribution Amount: The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), and the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 93.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-6 Principal Distribution Amount: The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount) and the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 95.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

DEFINITIONS (Continued)

Class M-7 Principal Distribution Amount: The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount) and the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 97.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF COLLATERAL

INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Calculation Date Principal Balance	$299,727,737.80		
Number of Loans	1,689		
Average Original Loan Balance	$177,590.48	$50,000.00	$751,450.00
Average Current Loan Balance	$177,458.70	$49,769.01	$749,921.27
(1) Weighted Average Combined Original LTV	78.09%	15.15%	100.00%
(1) Weighted Average Gross Coupon	6.792%	4.700%	13.950%
(1) (2) Weighted Average Gross Margin	4.851%	2.850%	10.750%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	24	6	179
(1) Weighted Average Remaining Term to Maturity (months)	356	175	360
(1) (3) Weighted Average FICO Score	607	500	798

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 99.01% of the Mortgage Loans have FICO Scores.

	Range	Percent of Statistical Calculation Date Principal Balance
Product Type	Adjustable	74.27%
	Fixed	25.73%
Fully Amortizing Mortgage Loans		99.98%
Lien	First	99.08%
	Second	0.92%
Property Type	SFR	72.50%
	PUD	9.42%
	2-4 Family	12.49%
	Low Rise Condo	4.53%
	Manufactured Housing	0.99%
	High Rise Condo	0.07%
Occupancy Status	Owner Occupied	92.07%
	Non-Owner Occupied	6.12%
	Second Home	1.81%
Geographic Distribution	California	23.53%
	New York	19.96%
	Massachusetts	11.26%
	Florida	4.75%
	Texas	4.73%
	New Jersey	3.01%
Number of States (including DC)		47
Largest Zip Code Concentration		0.57%
Loans with Mortgage Insurance		23.45%
Loans with Prepayment Penalties		72.04%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. *The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of* such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

GROUP I INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Calculation Date Principal Balance	$194,983,756.31		
Number of Loans	1,195		
Average Original Loan Balance	$163,288.84	$50,000.00	$440,000.00
Average Current Loan Balance	$163,166.32	$49,769.01	$439,656.75
(1) Weighted Average Combined Original LTV	78.08%	30.99%	95.00%
(1) Weighted Average Gross Coupon	6.792%	4.700%	11.950%
(1) (2) Weighted Average Gross Margin	4.852%	2.850%	8.000%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	24	6	179
(1) Weighted Average Remaining Term to Maturity (months)	356	176	360
(1) (3) Weighted Average FICO Score	607	500	798

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 98.91% of the Mortgage Loans have FICO Scores.

	Range	Percent of Statistical Calculation Date Principal Balance
Product Type	Adjustable	74.35%
	Fixed	25.65%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	100.00%
	Second	0.00%
Property Type	SFR	70.34%
	2-4 Family	14.75%
	PUD	8.20%
	Low Rise Condo	5.51%
	Manufactured Housing	1.09%
	High Rise Condo	0.11%
Occupancy Status	Owner Occupied	91.07%
	Non-Owner Occupied	7.19%
	Second Home	1.74%
Geographic Distribution	California	21.97%
	New York	19.47%
	Massachusetts	10.92%
	Texas	5.33%
	Florida	4.87%
	Colorado	3.63%
Number of States (including DC)		45
Largest Zip Code Concentration		0.88%
Loans with Mortgage Insurance		24.52%
Loans with Prepayment Penalties		71.63%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Range of Mortgage Coupons (%)

Range of Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501 - 5.000	40	$7,278,247.67	3.73%	39.93%	4.929%	651	72.71%	360	359	1
5.001 - 5.500	66	13,723,618.09	7.04	41.06	5.352	639	75.24	359	359	1
5.501 - 6.000	193	38,581,479.53	19.79	39.20	5.825	630	76.78	358	358	1
6.001 - 6.500	175	32,221,022.72	16.52	39.90	6.320	614	78.21	356	356	1
6.501 - 7.000	220	38,046,129.14	19.51	39.73	6.779	608	78.70	356	355	1
7.001 - 7.500	129	19,682,310.41	10.09	38.40	7.273	588	80.32	358	356	1
7.501 - 8.000	121	17,818,339.78	9.14	39.01	7.786	586	79.35	359	358	1
8.001 - 8.500	82	10,045,036.81	5.15	39.24	8.300	575	80.30	351	348	2
8.501 - 9.000	71	8,498,774.82	4.36	40.78	8.775	565	80.39	354	352	2
9.001 - 9.500	38	3,604,405.67	1.85	42.18	9.307	552	77.72	352	349	2
9.501 - 10.000	35	3,453,119.11	1.77	37.40	9.759	561	77.34	358	356	2
10.001 - 10.500	12	1,108,482.88	0.57	39.07	10.271	559	77.26	348	346	3
10.501 - 11.000	7	504,695.28	0.26	35.64	10.740	556	75.89	341	339	2
11.001 - 11.500	4	289,532.58	0.15	34.32	11.221	547	69.23	360	357	3
11.501 - 12.000	2	128,561.82	0.07	21.95	11.705	572	74.82	360	346	14
Total:	**1,195**	**$194,983,756.31**	**100.00%**	**39.55%**	**6.792%**	**607**	**78.08%**	**357**	**356**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously *filed with the SEC under Rule 415 of the Securities Act of 1933, including all* cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Combined Original Loan-to-Value Ratio (%)

Combined Original Loan-to-Value Ratio	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
30.01 - 35.00	5	$389,290.94	0.20%	32.51%	7.224%	638	33.23%	360	357	3
35.01 - 40.00	6	1,012,340.45	0.52	35.47	6.384	641	37.68	346	344	2
40.01 - 45.00	11	1,804,105.83	0.93	37.72	6.554	600	43.49	337	336	2
45.01 - 50.00	12	2,020,565.53	1.04	37.48	6.831	577	49.27	360	359	1
50.01 - 55.00	15	2,264,551.67	1.16	35.10	6.382	597	53.36	341	341	1
55.01 - 60.00	34	5,833,715.04	2.99	38.42	6.501	593	57.99	353	352	1
60.01 - 65.00	72	11,728,344.44	6.02	39.25	6.691	580	63.50	356	356	0
65.01 - 70.00	107	18,373,413.54	9.42	39.80	6.756	590	68.79	356	355	1
70.01 - 75.00	128	20,746,672.81	10.64	39.79	6.793	586	73.99	359	358	1
75.01 - 80.00	453	70,254,050.60	36.03	39.70	6.734	605	79.60	356	355	1
80.01 - 85.00	96	16,701,426.52	8.57	40.44	6.723	632	84.33	358	357	1
85.01 - 90.00	182	32,558,783.40	16.70	39.51	6.970	628	89.67	359	358	1
90.01 - 95.00	74	11,296,495.54	5.79	39.52	7.184	631	94.83	358	357	1
Total:	**1,195**	**$194,983,756.31**	**100.00%**	**39.55%**	**6.792%**	**607**	**78.08%**	**357**	**356**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, *have long or short positions in, and buy and sell, the securities mentioned therein* or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not *prepared, reviewed or participated in the preparation* of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Statistical Calculation Date Principal Balance ($)

Statistical Calculation Date Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
less than 50,000.00	13	$649,266.77	0.33%	32.23%	8.731%	561	71.59%	332	331	2
50,000.01 - 75,000.00	158	9,861,228.29	5.06	35.98	8.275	598	79.38	347	346	1
75,000.01 - 100,000.00	129	11,372,438.76	5.83	36.83	7.495	606	77.94	353	351	1
100,000.01 - 125,000.00	139	15,660,203.82	8.03	37.61	7.155	598	77.89	355	354	1
125,000.01 - 150,000.00	155	21,325,492.24	10.94	37.57	6.944	593	76.80	355	354	1
150,000.01 - 175,000.00	148	24,169,675.55	12.40	38.19	6.754	605	77.91	355	354	1
175,000.01 - 200,000.00	113	21,224,355.10	10.89	41.46	6.699	605	77.91	357	356	1
200,000.01 - 225,000.00	82	17,504,512.85	8.98	41.15	6.428	605	75.90	360	359	1
225,000.01 - 250,000.00	65	15,495,601.96	7.95	40.02	6.527	603	76.15	360	359	1
250,000.01 - 275,000.00	67	17,569,741.69	9.01	41.77	6.412	610	79.80	360	359	1
275,000.01 - 300,000.00	56	16,178,399.25	8.30	39.94	6.466	622	79.28	357	356	1
300,000.01 - 325,000.00	30	9,395,760.79	4.82	40.96	6.552	614	79.25	360	359	1
325,000.01 - 350,000.00	18	5,984,467.00	3.07	42.01	6.513	653	80.88	360	359	1
350,000.01 - 375,000.00	7	2,523,434.98	1.29	40.60	6.782	611	79.31	360	359	1
375,000.01 - 400,000.00	7	2,724,225.05	1.40	45.53	5.992	624	80.13	360	359	1
400,000.01 - 425,000.00	6	2,471,795.46	1.27	43.82	6.074	628	81.36	360	360	0
425,000.01 - 450,000.00	2	873,156.75	0.45	36.27	7.200	676	82.48	360	359	1
Total:	**1,195**	**$194,983,756.31**	**100.00%**	**39.55%**	**6.792%**	**607**	**78.08%**	**357**	**356**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Original Term to Maturity (Months)

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
180	26	$2,735,498.98	1.40%	35.15%	7.375%	619	73.11%	180	179	1
240	12	1,276,202.60	0.65	42.45	6.991	635	71.22	240	240	0
360	1,157	190,972,054.73	97.94	39.59	6.782	607	78.19	360	359	1
Total:	**1,195**	**$194,983,756.31**	**100.00%**	**39.55%**	**6.792%**	**607**	**78.08%**	**357**	**356**	**1**

Remaining Term to Maturity (Months)

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
176 - 180	26	$2,735,498.98	1.40%	35.15%	7.375%	619	73.11%	180	179	1
236 - 240	12	1,276,202.60	0.65	42.45	6.991	635	71.22	240	240	0
336 - 340	1	78,620.54	0.04	17.41	11.550	572	80.00	360	339	21
341 - 345	2	285,436.41	0.15	45.71	8.058	539	80.00	360	343	17
346 - 350	1	129,885.87	0.07	50.33	6.650	571	79.90	360	347	13
351 - 355	56	7,373,353.26	3.78	39.53	8.027	572	79.77	360	355	5
356 - 360	1,097	183,104,758.65	93.91	39.59	6.728	609	78.12	360	359	1
Total:	**1,195**	**$194,983,756.31**	**100.00%**	**39.55%**	**6.792%**	**607**	**78.08%**	**357**	**356**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. *Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets.* Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
751 - 800	19	$3,063,289.86	1.57%	36.56%	6.337%	766	77.01%	350	348	2
701 - 750	56	10,464,568.15	5.37	40.44	6.302	721	81.98	358	357	1
651 - 700	181	32,385,299.14	16.61	39.76	6.200	671	79.66	355	354	1
601 - 650	346	55,878,117.56	28.66	39.16	6.542	625	80.31	356	355	1
551 - 600	303	50,015,086.90	25.65	39.32	6.905	580	76.90	357	356	1
501 - 550	271	40,795,384.08	20.92	40.24	7.569	527	74.31	358	357	1
451 - 500	1	252,000.00	0.13	47.84	6.990	500	70.00	360	360	0
Not Available	18	2,130,010.62	1.09	38.55	7.831	0	78.70	360	359	1
Total:	**1,195**	**$194,983,756.31**	**100.00%**	**39.55%**	**6.792%**	**607**	**78.08%**	**357**	**356**	**1**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
AA+	87	$12,791,593.23	6.56%	40.07%	6.899%	697	83.49%	346	345	1
AA	483	82,163,014.79	42.14	39.63	6.455	614	78.32	357	356	1
A	158	23,574,844.85	12.09	39.90	7.190	549	75.16	358	357	1
B	148	22,308,365.37	11.44	39.56	7.587	543	72.18	359	358	2
C	31	4,598,072.26	2.36	45.03	8.293	541	68.98	358	356	2
CC	14	1,953,027.17	1.00	39.46	9.305	581	64.36	360	358	2
NG	274	47,594,838.64	24.41	38.57	6.525	636	81.85	357	356	1
Total:	**1,195**	**$194,983,756.31**	**100.00%**	**39.55%**	**6.792%**	**607**	**78.08%**	**357**	**356**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter *does not represent that it is accurate or complete and it should not be relied upon as such.* By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
SFR - Detached	882	$136,093,251.63	69.80%	39.18%	6.830%	599	77.66%	355	354	1
2-4 Family - Detached	106	26,589,457.69	13.64	41.65	6.534	635	78.40	360	359	1
PUD - Detached	102	15,819,825.74	8.11	39.55	6.745	606	80.98	360	359	1
Low Rise Condo - Attached	64	10,736,033.71	5.51	38.69	6.752	626	78.08	360	358	2
2-4 Family - Attached	9	2,173,865.45	1.11	44.99	6.853	641	77.82	355	353	2
MF Housing - Detached	21	2,131,714.22	1.09	36.19	8.028	633	80.52	360	357	3
SFR - Attached	8	1,062,037.72	0.54	38.52	6.746	644	75.51	354	352	3
High Rise Condo - Attached	1	217,000.00	0.11	50.38	6.750	512	72.33	360	360	0
PUD - Attached	2	160,570.15	0.08	43.69	7.226	690	86.47	360	358	2
Total:	**1,195**	**$194,983,756.31**	**100.00%**	**39.55%**	**6.792%**	**607**	**78.08%**	**357**	**356**	**1**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	1,086	$177,565,371.67	91.07%	39.51%	6.791%	602	78.25%	357	356	1
Non-Owner Occupied	89	14,023,961.02	7.19	39.44	6.953	661	75.78	355	354	1
Second Home	20	3,394,423.62	1.74	41.85	6.182	641	78.20	360	359	1
Total:	**1,195**	**$194,983,756.31**	**100.00%**	**39.55%**	**6.792%**	**607**	**78.08%**	**357**	**356**	**1**

Banc of America Securities LLC RBS Greenwich Capital

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, *but the Underwriter does not represent that it is accurate or complete* and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any *final prospectus for any securities actually sold to you*. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	783	$118,104,006.39	60.57%	39.43%	6.925%	598	79.54%	357	356	1
Stated Income Documentation	397	74,554,437.95	38.24	39.66	6.57	620	75.69	357	356	1
No Doc	9	1,279,670.32	0.66	0.00	7.501	720	88.01	360	359	1
Lite Documentation	6	1,045,641.65	0.54	44.87	6.717	609	70.95	360	360	0
Total:	**1,195**	**$194,983,756.31**	**100.00%**	**39.55%**	**6.792%**	**607**	**78.08%**	**357**	**356**	**1**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Cash Out Refi	811	$137,026,088.72	70.28%	39.66%	6.763%	601	76.69%	356	355	1
Purchase	291	43,800,770.43	22.46	39.10	6.850	631	82.59	360	359	1
Rate/Term Refi	93	14,156,897.16	7.26	39.84	6.889	598	77.53	359	358	1
Total:	**1,195**	**$194,983,756.31**	**100.00%**	**39.55%**	**6.792%**	**607**	**78.08%**	**357**	**356**	**1**

Banc of America Securities LLC RBS Greenwich Capital

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. *This material is not to be construed as an offer to sell or the solicitation* of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, *have long or short positions in, and buy and sell*, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the *preparation of this material, are not responsible* for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	756	$129,978,724.66	66.66%	39.46%	6.621%	601	78.35%	360	359	1
30 Year Fixed	277	41,108,199.60	21.08	38.88	7.121	626	77.70	360	359	1
3/27 ARM	48	7,820,270.24	4.01	40.75	7.019	604	79.61	360	358	2
2/28 ARM with 5 Year Interest Only Period	28	5,456,922.83	2.80	41.66	6.516	636	85.24	360	358	2
30 Year Fixed Rate Reduction	36	4,645,763.31	2.38	44.48	8.537	547	68.65	360	359	1
15 Year Fixed	22	2,428,950.27	1.25	34.70	7.358	626	74.87	180	179	1
3/27 ARM with 5 Year Interest Only Period	7	1,312,433.00	0.67	41.71	5.722	657	74.77	360	358	2
20 Year Fixed	11	1,226,202.60	0.63	43.11	6.870	638	70.94	240	240	0
30 Yr Fixed with 5 Year Interest Only Perioc	3	355,800.00	0.18	38.30	6.475	681	76.98	360	357	3
15 Year Fixed Rate Reduction	2	191,847.98	0.10	37.52	8.163	525	49.94	180	179	1
Other	5	458,641.82	0.24	38.32	6.948	607	75.23	302	299	3
Total:	**1,195**	**$194,983,756.31**	**100.00%**	**39.55%**	**6.792%**	**607**	**78.08%**	**357**	**356**	**1**

Amortization

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Fully Amortizing	1,195	$194,983,756.31	100.00%	39.55%	6.792%	607	78.08%	357	356	1
Total:	**1,195**	**$194,983,756.31**	**100.00%**	**39.55%**	**6.792%**	**607**	**78.08%**	**357**	**356**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent *that it is accurate or complete and it should not be relied upon* as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have *long or short positions in, and buy and sell, the securities mentioned* therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities *actually sold to you. This material is furnished solely by the Underwriter and* not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Lien Position

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	1,195	$194,983,756.31	100.00%	39.55%	6.792%	607	78.08%	357	356	1
Total:	**1,195**	**$194,983,756.31**	**100.00%**	**39.55%**	**6.792%**	**607**	**78.08%**	**357**	**356**	**1**

Prepayment Penalty Term (Months)

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	337	$55,314,005.73	28.37%	39.10%	6.803%	605	77.38%	355	354	1
12	80	16,099,438.99	8.26	42.01	6.753	625	74.66	355	354	1
24	542	90,835,233.83	46.59	39.71	6.640	603	79.36	360	359	1
30	1	267,703.95	0.14	39.66	9.850	576	90.00	360	356	4
36	235	32,467,373.81	16.65	38.67	7.189	615	77.25	352	351	1
Total:	**1,195**	**$194,983,756.31**	**100.00%**	**39.55%**	**6.792%**	**607**	**78.08%**	**357**	**356**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") *is not soliciting any action based upon it.* This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter *makes no representation regarding the reasonableness* of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). *This material may be filed with the* Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any *securities actually sold to you. This material is furnished* solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	207	$42,841,691.69	21.97%	39.93%	6.610%	594	76.89%	358	357	1
New York	165	37,971,067.11	19.47	40.70	6.482	618	75.02	358	357	1
Massachusetts	97	21,296,763.91	10.92	39.90	6.274	627	76.12	359	358	1
Texas	97	10,388,148.63	5.33	37.20	7.468	587	78.92	346	345	1
Florida	82	9,502,901.86	4.87	40.05	7.252	622	82.08	360	359	1
Colorado	40	7,072,992.75	3.63	41.88	6.676	622	82.35	360	359	1
New Jersey	33	5,657,083.30	2.90	37.80	7.032	594	77.74	360	359	1
Connecticut	31	4,888,131.36	2.51	40.50	6.378	613	79.19	357	356	1
Rhode Island	27	4,339,093.69	2.23	41.66	6.407	615	77.09	360	358	2
Illinois	29	4,161,945.79	2.13	39.21	7.288	591	82.99	353	352	1
Pennsylvania	33	3,921,645.40	2.01	37.29	7.121	589	79.22	341	340	1
Virginia	28	3,663,402.39	1.88	40.04	7.432	589	74.89	354	353	1
Georgia	26	3,500,877.48	1.80	34.86	7.918	641	86.03	358	357	2
North Carolina	29	3,163,854.67	1.62	38.81	7.636	596	81.73	357	355	2
Michigan	28	3,103,225.49	1.59	40.28	8.203	580	80.80	360	358	2
Maine	20	3,087,937.39	1.58	41.98	6.325	608	73.29	349	348	1
New Hampshire	19	2,833,782.39	1.45	36.76	6.306	593	77.14	360	360	0
Nevada	16	2,739,955.45	1.41	41.68	6.497	627	81.75	360	359	1
Washington	20	2,563,651.86	1.31	38.97	7.136	587	78.78	360	358	2
Arizona	17	2,340,092.99	1.20	38.31	6.738	623	83.14	360	359	1
Ohio	22	2,127,124.40	1.09	34.96	7.643	620	84.32	360	359	1
Minnesota	13	1,969,016.85	1.01	39.97	6.316	598	80.77	360	359	1
Maryland	11	1,487,276.81	0.76	35.91	7.111	564	75.96	360	359	1
Indiana	18	1,474,694.75	0.76	36.14	6.894	623	83.72	353	353	0
Wisconsin	9	1,118,725.15	0.57	37.31	7.215	580	82.79	360	360	0
Tennessee	12	1,002,239.40	0.51	31.47	7.698	609	83.66	332	331	1
Missouri	9	755,817.66	0.39	37.05	7.483	626	86.33	360	358	2
Kentucky	8	664,000.81	0.34	36.39	8.459	577	80.65	360	359	1
South Carolina	6	628,302.14	0.32	35.83	8.124	559	80.44	360	359	1
Iowa	4	576,871.57	0.30	35.41	7.073	661	84.34	269	268	1
Alabama	5	479,970.00	0.25	39.67	7.864	593	89.20	327	327	0
Idaho	5	465,030.49	0.24	38.51	8.044	576	82.60	360	359	1
Oregon	4	435,764.56	0.22	36.01	8.362	577	80.74	360	358	2
Louisiana	5	406,136.56	0.21	36.80	8.488	544	81.52	345	343	2
Vermont	3	357,164.21	0.18	29.61	7.369	609	68.20	300	300	1
Wyoming	2	335,622.22	0.17	41.17	7.700	595	86.91	360	359	1
Nebraska	3	318,463.72	0.16	43.12	6.665	585	79.45	360	360	0
Delaware	2	283,624.40	0.15	45.13	6.126	591	70.92	360	360	0
Montana	2	250,350.00	0.13	46.80	6.077	629	88.94	360	360	0
Utah	2	247,426.09	0.13	26.12	6.437	652	85.16	360	360	0
Arkansas	2	174,968.47	0.09	26.21	7.258	639	83.52	360	358	2
Kansas	1	155,564.10	0.08	39.47	6.680	707	90.00	360	359	1
Mississippi	1	97,750.00	0.05	46.52	7.800	629	85.00	360	360	0
West Virginia	1	71,856.35	0.04	38.28	9.490	584	82.76	360	356	4
Oklahoma	1	61,750.00	0.03	25.70	8.990	602	95.00	180	180	0
Total:	**1,195**	**$194,983,756.31**	**100.00%**	**39.55%**	**6.792%**	**607**	**78.08%**	**357**	**356**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Range of Gross Margins (%) – (Adjustable Loans Only)

Range of Gross Margins	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501 - 3.000	8	$1,661,334.28	1.15%	42.31%	5.148%	672	68.13%	360	359	1
3.001 - 3.500	48	9,431,573.86	6.51	39.83	5.257	671	72.59	360	359	1
3.501 - 4.000	99	18,491,046.60	12.75	38.77	5.730	626	74.64	359	359	1
4.001 - 4.500	157	29,167,450.67	20.12	40.09	6.122	621	80.18	360	359	1
4.501 - 5.000	179	32,755,581.97	22.59	40.38	6.542	599	79.37	360	359	1
5.001 - 5.500	139	21,928,931.21	15.13	38.68	7.003	582	79.91	360	359	1
5.501 - 6.000	87	13,721,834.69	9.46	39.01	7.299	578	81.25	360	359	1
6.001 - 6.500	61	8,951,445.84	6.17	39.10	8.085	565	80.54	359	356	2
6.501 - 7.000	31	4,384,956.91	3.02	38.99	8.427	544	78.43	360	358	2
7.001 - 7.500	16	1,436,967.08	0.99	40.17	9.475	552	77.44	360	356	4
7.501 - 8.000	18	3,045,869.44	2.10	42.20	9.066	569	79.10	360	356	4
Total:	**843**	**$144,976,992.55**	**100.00%**	**39.64%**	**6.630%**	**603**	**78.64%**	**360**	**359**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. *This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal.* This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities *discussed herein supersedes all prior information regarding such assets.* Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities and Freddie Mac have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Initial Periodic Rate Cap (%) – (Adjustable Loans Only)

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.000	841	$144,686,097.32	99.80%	39.63%	6.629%	603	78.65%	360	359	1
4.000	1	152,518.24	0.11	48.32	7.250	541	85.00	360	355	5
5.000	1	138,376.99	0.10	39.42	6.600	505	57.92	360	354	6
Total:	**843**	**$144,976,992.55**	**100.00%**	**39.64%**	**6.630%**	**603**	**78.64%**	**360**	**359**	**1**

Periodic Rate Cap (%) – (Adjustable Loans Only)

Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	835	$143,635,977.53	99.08%	39.61%	6.624%	603	78.63%	360	359	1
1.500	8	1,341,015.02	0.92	43.11	7.269	607	79.92	360	357	3
Total:	**843**	**$144,976,992.55**	**100.00%**	**39.64%**	**6.630%**	**603**	**78.64%**	**360**	**359**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities and Freddie Mac have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Range of Maximum Interest Rates (%) – (Adjustable Loans Only)

Range of Maximum Interest Rates	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501 - 11.000	40	$7,278,247.67	5.02%	39.93%	4.929%	651	72.71%	360	359	1
11.001 - 11.500	61	12,621,393.62	8.71	41.21	5.348	636	75.01	359	358	1
11.501 - 12.000	152	29,686,498.97	20.48	39.39	5.804	623	78.16	360	359	1
12.001 - 12.500	136	24,789,801.05	17.10	40.24	6.323	602	78.39	360	359	1
12.501 - 13.000	152	27,355,613.44	18.87	40.08	6.773	597	79.68	360	359	1
13.001 - 13.500	102	16,029,586.86	11.06	38.75	7.235	584	81.39	360	358	2
13.501 - 14.000	68	10,519,099.57	7.26	37.86	7.716	582	80.48	359	358	1
14.001 - 14.500	53	6,874,848.93	4.74	37.86	8.238	569	81.00	360	357	3
14.501 - 15.000	39	5,381,396.02	3.71	41.14	8.609	563	79.22	360	357	3
15.001 - 15.500	16	1,802,245.81	1.24	43.61	9.332	549	75.96	360	356	4
15.501 - 16.000	13	1,667,806.79	1.15	34.53	9.774	569	81.62	360	356	4
16.001 - 16.500	7	584,898.65	0.40	38.68	10.337	551	76.88	360	356	4
16.501 - 17.000	2	193,688.27	0.13	27.80	10.620	560	75.79	360	356	4
17.001 - 17.500	1	113,246.36	0.08	48.32	11.300	524	70.00	360	356	4
17.501 - 18.000	1	78,620.54	0.05	17.41	11.550	572	80.00	360	339	21
Total:	**843**	**$144,976,992.55**	**100.00%**	**39.64%**	**6.630%**	**603**	**78.64%**	**360**	**359**	**1**

Banc of America Securities LLC RBS Greenwich Capital

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities and Freddie Mac have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Range of Minimum Interest Rates (%) – (Adjustable Loans Only)

Range of Minimum Interest Rates	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.501 - 4.000	1	$155,679.60	0.11%	31.81%	5.850%	629	80.00%	360	358	2
4.501 - 5.000	40	7,278,247.67	5.02	39.93	4.929	651	72.71	360	359	1
5.001 - 5.500	63	12,879,262.46	8.88	41.24	5.376	634	74.87	359	358	1
5.501 - 6.000	151	29,530,819.37	20.37	39.43	5.804	623	78.15	360	359	1
6.001 - 6.500	140	25,549,179.78	17.62	40.29	6.326	603	78.65	360	359	1
6.501 - 7.000	151	27,246,976.19	18.79	40.07	6.772	598	79.79	360	359	1
7.001 - 7.500	100	15,638,800.85	10.79	38.60	7.276	582	81.26	360	359	1
7.501 - 8.000	72	11,158,001.76	7.70	38.09	7.739	580	79.94	359	358	2
8.001 - 8.500	51	6,506,256.21	4.49	37.85	8.291	570	80.64	360	357	3
8.501 - 9.000	34	4,593,262.24	3.17	40.88	8.745	561	80.34	360	357	3
9.001 - 9.500	16	1,802,245.81	1.24	43.61	9.332	549	75.96	360	356	4
9.501 - 10.000	13	1,667,806.79	1.15	34.53	9.774	569	81.62	360	356	4
10.001 - 10.500	7	584,898.65	0.40	38.68	10.337	551	76.88	360	356	4
10.501 - 11.000	2	193,688.27	0.13	27.80	10.620	560	75.79	360	356	4
11.001 - 11.500	1	113,246.36	0.08	48.32	11.300	524	70.00	360	356	4
11.501 - 12.000	1	78,620.54	0.05	17.41	11.550	572	80.00	360	339	21
Total:	**843**	**$144,976,992.55**	**100.00%**	**39.64%**	**6.630%**	**603**	**78.64%**	**360**	**359**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, *the securities mentioned therein or derivatives thereof (including options)*. This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities and Freddie Mac have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Next Interest Adjustment Date – (Adjustable Loans Only)

Next Interest Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
September 1, 2004	1	$138,376.99	0.10%	39.42%	6.600%	505	57.92%	360	354	6
October 1, 2004	1	182,553.89	0.13	46.08	7.950	535	80.00	360	343	17
November 1, 2004	1	102,882.52	0.07	45.05	8.250	546	80.00	360	344	16
June 1, 2005	2	201,991.67	0.14	36.65	10.054	567	80.00	360	346	14
July 1, 2005	1	99,499.14	0.07	38.74	8.550	570	80.00	360	352	8
August 1, 2005	1	199,064.79	0.14	19.66	8.650	510	80.00	360	353	7
September 1, 2005	6	859,460.27	0.59	35.41	8.006	544	75.36	360	354	6
October 1, 2005	29	4,025,966.34	2.78	39.03	7.951	582	82.36	360	355	5
November 1, 2005	55	7,625,903.97	5.26	40.62	8.008	575	77.42	360	356	4
December 1, 2005	28	3,995,875.23	2.76	41.35	7.906	602	79.11	358	355	3
January 1, 2006	109	19,468,058.51	13.43	41.16	6.752	635	78.13	360	358	2
February 1, 2006	145	27,048,247.62	18.66	41.10	6.224	629	77.49	360	359	1
March 1, 2006	290	53,414,023.41	36.84	39.04	6.370	591	78.42	360	360	0
April 1, 2006	119	18,405,441.40	12.70	36.70	6.480	583	81.12	360	360	0
October 1, 2006	6	666,458.62	0.46	41.97	7.681	559	80.75	360	355	5
November 1, 2006	6	1,067,646.97	0.74	42.61	9.163	553	82.01	360	356	4
December 1, 2006	4	621,398.71	0.43	39.66	8.014	606	77.73	360	357	3
January 1, 2007	11	2,070,233.38	1.43	41.01	6.031	637	75.93	360	358	2
February 1, 2007	5	1,050,995.02	0.72	40.28	6.298	661	72.99	360	359	1
March 1, 2007	18	3,016,850.00	2.08	40.23	6.310	613	80.78	360	360	0
April 1, 2007	4	560,500.00	0.39	45.19	6.189	604	84.04	360	360	0
February 1, 2019	1	155,564.10	0.11	39.47	6.680	707	90.00	360	359	1
Total:	**843**	**$144,976,992.55**	**100.00%**	**39.64%**	**6.630%**	**603**	**78.64%**	**360**	**359**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. *This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal.* This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities and Freddie Mac have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

GROUP II INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Calculation Date Principal Balance	$104,743,981.49		
Number of Loans	494		
Average Original Loan Balance	$212,186.57	$50,000.00	$751,450.00
Average Current Loan Balance	$212,032.35	$49,873.72	$749,921.27
(1) Weighted Average Combined Original LTV	78.13%	15.15%	100.00%
(1) Weighted Average Gross Coupon	6.792%	4.800%	13.950%
(1) (2) Weighted Average Gross Margin	4.849%	3.000%	10.750%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	23	15	36
(1) Weighted Average Remaining Term to Maturity (months)	356	175	360
(1) (3) Weighted Average FICO Score	608	500	772

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 99.21% of the Mortgage Loans have FICO Scores.

	Range	Percent of Statistical Calculation Date Principal Balance
Product Type	Adjustable	74.11%
	Fixed	25.89%
Fully Amortizing Mortgage Loans		99.95%
Lien	First	97.37%
	Second	2.63%
Property Type	SFR	76.52%
	PUD	11.69%
	2-4 Family	8.29%
	Low Rise Condo	2.70%
	Manufactured Housing	0.80%
Occupancy Status	Owner Occupied	93.93%
	Non-Owner Occupied	4.14%
	Second Home	1.94%
Geographic Distribution	California	26.44%
	New York	20.86%
	Massachusetts	11.88%
	Florida	4.51%
	Texas	3.62%
	New Jersey	3.20%
	Maine	3.01%
Number of States (including DC)		41
Largest Zip Code Concentration		1.12%
Loans with Mortgage Insurance		21.47%
Loans with Prepayment Penalties		72.79%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities and Freddie Mac have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Range of Mortgage Coupons (%)

Range of Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501 - 5.000	14	$2,643,979.60	2.52%	43.97%	4.942%	626	75.35%	360	360	0
5.001 - 5.500	43	10,144,836.09	9.69	41.17	5.316	638	75.82	360	359	1
5.501 - 6.000	74	21,925,489.59	20.93	42.19	5.821	643	77.26	357	357	1
6.001 - 6.500	64	18,722,755.39	17.87	40.88	6.308	612	79.90	360	360	0
6.501 - 7.000	88	22,976,674.68	21.94	40.78	6.802	601	79.18	359	358	1
7.001 - 7.500	32	6,987,232.62	6.67	38.27	7.328	591	82.59	359	357	1
7.501 - 8.000	41	7,235,587.13	6.91	40.09	7.755	570	77.20	357	355	2
8.001 - 8.500	26	3,177,987.41	3.03	37.95	8.245	549	75.50	353	351	2
8.501 - 9.000	23	2,396,447.42	2.29	39.12	8.778	549	70.82	354	352	3
9.001 - 9.500	19	1,396,711.31	1.33	35.91	9.219	569	77.64	347	345	2
9.501 - 10.000	25	2,963,864.71	2.83	41.29	9.836	554	77.41	353	350	3
10.001 - 10.500	13	1,415,359.20	1.35	40.95	10.258	537	67.73	334	331	3
10.501 - 11.000	10	1,076,791.08	1.03	42.98	10.812	560	74.38	350	347	3
11.001 - 11.500	14	980,977.12	0.94	40.95	11.420	602	92.65	326	323	3
11.501 - 12.000	5	521,371.63	0.50	50.52	11.805	588	77.00	328	325	3
12.001 - 12.500	2	124,946.14	0.12	24.52	12.279	578	79.45	286	282	4
13.501 - 14.000	1	52,970.37	0.05	34.52	13.950	616	100.00	180	177	3
Total:	**494**	**$104,743,981.49**	**100.00%**	**40.86%**	**6.792%**	**608**	**78.13%**	**357**	**356**	**1**

This Structural Term Sheet, Collateral Term Sheet, or *Computational Materials, as appropriate (the "material"), is for your private information and* Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities and Freddie Mac have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Combined Original Loan-to-Value Ratio (%)

Combined Original Loan-to-Value Ratio	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
15.01 - 20.00	1	$50,000.00	0.05%	0.00%	7.100%	539	15.15%	360	360	0
20.01 - 25.00	1	399,263.85	0.38	22.47	6.800	561	25.00	360	358	2
30.01 - 35.00	1	96,930.16	0.09	37.85	7.690	550	34.45	360	352	8
35.01 - 40.00	5	528,752.11	0.50	32.43	7.288	567	38.50	297	297	0
40.01 - 45.00	5	526,816.26	0.50	49.02	7.669	540	42.76	339	339	0
45.01 - 50.00	10	1,318,802.31	1.26	36.33	7.059	585	47.43	360	359	1
50.01 - 55.00	13	2,648,078.45	2.53	40.06	6.246	594	52.95	360	358	2
55.01 - 60.00	21	3,161,223.91	3.02	39.27	7.103	564	58.09	349	347	2
60.01 - 65.00	40	7,476,889.88	7.14	41.31	7.091	585	63.60	358	357	1
65.01 - 70.00	44	8,196,374.79	7.83	40.80	7.062	579	68.87	354	353	1
70.01 - 75.00	58	12,712,681.79	12.14	40.13	6.807	592	74.37	359	358	1
75.01 - 80.00	150	31,759,497.19	30.32	40.33	6.579	606	79.48	358	357	1
80.01 - 85.00	27	7,516,532.47	7.18	41.85	6.529	612	84.67	360	359	1
85.01 - 90.00	66	19,664,786.91	18.77	41.77	6.648	638	89.60	360	359	1
90.01 - 95.00	29	7,075,234.25	6.75	43.54	6.697	643	94.80	358	357	1
95.01 - 100.00	23	1,612,117.16	1.54	40.86	11.035	630	99.95	318	314	4
Total:	**494**	**$104,743,981.49**	**100.00%**	**40.86%**	**6.792%**	**608**	**78.13%**	**357**	**356**	**1**

Banc of America Securities LLC RBS Greenwich Capital

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). *This material may be filed with the* Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities and Freddie Mac have not prepared, reviewed or participated in the preparation of *this material, are not responsible for the accuracy of this material and have not authorized* the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Statistical Calculation Principal Balance ($)

Statistical Calculation Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
less than 50,000.00	12	$599,523.03	0.57%	36.71%	8.849%	576	68.34%	345	344	1
50,000.01 - 75,000.00	73	4,629,896.81	4.42	36.27	9.043	589	78.35	332	330	2
75,000.01 - 100,000.00	59	5,194,176.85	4.96	38.03	8.279	592	76.65	347	346	2
100,000.01 - 125,000.00	47	5,285,773.10	5.05	39.07	7.368	581	76.30	358	357	1
125,000.01 - 150,000.00	48	6,611,506.38	6.31	40.05	7.129	586	73.28	356	356	1
150,000.01 - 175,000.00	34	5,571,634.77	5.32	43.04	6.701	575	71.98	357	356	1
175,000.01 - 200,000.00	30	5,668,035.68	5.41	37.05	7.063	583	73.26	360	359	1
200,000.01 - 225,000.00	23	4,887,021.64	4.67	39.51	6.729	588	73.37	352	351	1
225,000.01 - 250,000.00	18	4,288,719.68	4.09	41.13	6.790	586	75.22	360	359	1
250,000.01 - 275,000.00	6	1,547,719.27	1.48	41.36	5.545	613	79.66	360	360	0
275,000.01 - 300,000.00	11	3,145,753.36	3.00	41.71	6.640	587	79.78	360	359	1
300,000.01 - 325,000.00	10	3,159,525.60	3.02	43.49	5.969	624	75.44	360	360	0
325,000.01 - 350,000.00	13	4,404,126.37	4.20	43.96	6.435	605	80.04	360	359	1
350,000.01 - 375,000.00	18	6,509,089.31	6.21	42.79	6.427	620	85.86	360	360	0
375,000.01 - 400,000.00	19	7,417,859.59	7.08	40.89	6.420	628	76.98	360	359	1
400,000.01 - 425,000.00	12	4,927,326.93	4.70	40.26	6.329	632	78.84	360	359	1
425,000.01 - 450,000.00	12	5,260,327.49	5.02	39.97	6.193	639	78.03	360	359	1
450,000.01 - 475,000.00	12	5,552,528.93	5.30	41.79	6.533	636	84.75	360	359	1
475,000.01 - 500,000.00	19	9,340,718.13	8.92	40.47	6.428	637	79.00	360	359	1
500,000.01 - 525,000.00	1	513,000.00	0.49	40.84	6.550	620	90.00	360	360	0
525,000.01 - 550,000.00	5	2,718,700.00	2.60	37.79	6.829	569	78.33	360	360	0
550,000.01 - 575,000.00	2	1,135,345.01	1.08	46.88	6.623	649	90.00	360	357	3
575,000.01 - 600,000.00	6	3,568,752.29	3.41	46.95	6.298	619	82.02	360	358	2
625,000.01 - 650,000.00	1	637,500.00	0.61	48.42	6.500	541	75.00	360	360	0
675,000.01 - 700,000.00	1	697,000.00	0.67	42.87	5.750	615	85.00	360	359	1
700,000.01 - 725,000.00	1	722,500.00	0.69	40.76	6.990	611	85.00	360	358	2
725,000.01 - 750,000.00	1	749,921.27	0.72	53.55	5.900	689	95.00	360	358	2
Total:	**494**	**$104,743,981.49**	**100.00%**	**40.86%**	**6.792%**	**608**	**78.13%**	**357**	**356**	**1**

Banc of America Securities LLC RBS Greenwich Capital

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material *the recipient agrees that it will not distribute or provide the material to any other person.* The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon *for such purposes. The Underwriter and their* affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, *will be superseded by the information contained in any final prospectus* for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities and Freddie Mac have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Original Term to Maturity (Months)

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
180	12	$948,098.80	0.91%	33.23%	8.218%	602	68.05%	180	179	1
240	13	1,040,581.70	0.99	41.42	10.153	582	82.52	240	238	2
360	469	102,755,300.99	98.10	40.93	6.744	608	78.17	360	359	1
Total:	**494**	**$104,743,981.49**	**100.00%**	**40.86%**	**6.792%**	**608**	**78.13%**	**357**	**356**	**1**

Remaining Term to Maturity (Months)

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
171 - 175	1	$74,979.70	0.07%	14.94%	8.990%	607	63.33%	180	175	5
176 - 180	11	873,119.10	0.83	34.91	8.151	602	68.45	180	179	1
231 - 235	3	223,346.92	0.21	46.57	10.957	638	99.62	240	233	7
236 - 240	10	817,234.78	0.78	40.01	9.933	565	77.85	240	239	1
351 - 355	34	4,322,605.32	4.13	40.03	8.821	581	77.68	360	354	6
356 - 360	435	98,432,695.67	93.97	40.97	6.653	609	78.20	360	359	1
Total:	**494**	**$104,743,981.49**	**100.00%**	**40.86%**	**6.792%**	**608**	**78.13%**	**357**	**356**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an *effective registration statement previously filed with the SEC* under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities and Freddie Mac have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
751 - 800	4	$1,224,551.74	1.17%	32.49%	6.238%	756	81.53%	360	358	2
701 - 750	24	7,595,443.22	7.25	39.92	6.106	715	83.05	358	357	1
651 - 700	53	14,566,871.43	13.91	42.91	6.145	671	82.85	359	358	1
601 - 650	167	36,032,186.99	34.40	40.14	6.586	625	80.78	358	357	1
551 - 600	105	20,981,066.75	20.03	40.56	6.901	578	74.68	356	355	1
501 - 550	130	23,143,194.34	22.10	42.02	7.593	525	72.69	357	356	1
451 - 500	2	368,000.00	0.35	34.57	6.451	500	78.37	360	360	0
Not Available	9	832,667.02	0.79	36.29	9.161	0	68.67	322	321	1
Total:	**494**	**$104,743,981.49**	**100.00%**	**40.86%**	**6.792%**	**608**	**78.13%**	**357**	**356**	**1**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
AA+	23	6,517,310.29	6.22%	43.71%	6.365%	700	81.91%	358	357	1
AA	187	43,887,650.79	41.90	40.96	6.398	621	79.54	356	355	1
A	78	16,258,122.06	15.52	41.67	6.997	545	71.65	360	359	1
B	56	8,550,347.60	8.16	38.65	7.745	534	71.33	354	353	2
C	15	2,049,640.47	1.96	39.39	8.909	531	69.82	353	351	3
CC	15	2,327,812.58	2.22	43.81	9.436	552	67.23	360	358	2
NG	120	25,153,097.70	24.01	40.06	6.715	636	82.86	358	357	1
Total:	**494**	**$104,743,981.49**	**100.00%**	**40.86%**	**6.792%**	**608**	**78.13%**	**357**	**356**	**1**

This *Structural Term Sheet*, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, *but the Underwriter does not represent* that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, *officers, directors, partners and employees*, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, *including all cases where the material* does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities and Freddie Mac have not prepared, reviewed or participated in the preparation of this material, *are not responsible for the accuracy* of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
SFR - Detached	375	$78,937,479.17	75.36%	40.65%	6.822%	603	77.43%	357	356	1
PUD - Detached	50	12,249,217.57	11.69	41.97	6.672	627	81.87	358	357	1
2-4 Family - Detached	34	8,080,067.80	7.71	42.05	6.338	630	77.11	359	358	1
Low Rise Condo - Attached	18	2,831,851.87	2.70	42.37	6.687	602	78.33	360	359	1
SFR - Attached	7	1,211,712.62	1.16	39.40	8.053	604	84.56	349	347	2
MF Housing - Detached	9	833,867.93	0.80	31.42	8.303	591	80.09	350	348	2
2-4 Family - Attached	1	599,784.53	0.57	39.23	7.140	589	89.55	360	357	3
Total:	**494**	**$104,743,981.49**	**100.00%**	**40.86%**	**6.792%**	**608**	**78.13%**	**357**	**356**	**1**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	457	$98,381,579.64	93.93%	41.19%	6.787%	605	78.50%	357	356	1
Non-Owner Occupied	28	4,332,087.99	4.14	35.99	6.874	661	74.84	355	354	1
Second Home	9	2,030,313.86	1.94	35.70	6.842	599	66.97	360	358	2
Total:	**494**	**$104,743,981.49**	**100.00%**	**40.86%**	**6.792%**	**608**	**78.13%**	**357**	**356**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for *your private information* and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and *it should not be relied upon as such.* By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding *the reasonableness of such assumptions* or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities *mentioned therein or derivatives thereof* (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date *appearing on this material only.* Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the *Underwriter and not by the issuer of the securities.* The issuer of the securities and Freddie Mac have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Documentation Level

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	329	$62,754,531.55	59.91%	41.32%	6.795%	602	79.84%	356	355	1
Stated Income Documentation	161	41,500,190.28	39.62	40.13	6.769	616	75.68	359	357	1
Lite Documentation	3	379,350.00	0.36	44.36	8.652	538	63.03	360	360	0
No Documentation	1	109,909.66	0.10	0.00	6.99	664	76.39	360	359	1
Total:	**494**	**$104,743,981.49**	**100.00%**	**40.86%**	**6.792%**	**608**	**78.13%**	**357**	**356**	**1**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Cash Out Refinance	330	$72,346,831.13	69.07%	41.06%	6.808%	601	75.73%	357	356	1
Purchase	129	26,904,442.75	25.69	40.87	6.714	625	84.80	358	357	1
Rate/Term Refinance	35	5,492,707.61	5.24	38.31	6.957	609	76.94	358	357	1
Total:	**494**	**$104,743,981.49**	**100.00%**	**40.86%**	**6.792%**	**608**	**78.13%**	**357**	**356**	**1**

Banc of America Securities LLC RBS Greenwich Capital

This Structural Term Sheet, *Collateral Term Sheet, or Computational* Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter *does not represent that* it is accurate or complete and it should not be relied upon as such. By accepting this *material the recipient agrees* that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such *assumptions will coincide with actual* market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by *reference into an effective* registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein *supersedes all prior information* regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities and Freddie Mac have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy *of this material and have not* authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	283	$63,472,775.10	60.60%	40.70%	6.670%	596	78.43%	360	359	1
30 Year Fixed	134	23,376,458.50	22.32	40.82	7.167	621	76.47	360	359	1
2/28 ARM with 5 Year Interest Only Period	23	10,501,586.88	10.03	42.67	6.333	637	84.24	360	359	1
3/27 ARM	16	3,592,938.86	3.43	38.08	6.090	651	72.68	360	359	1
30 Year Fixed Rate Reduction	11	1,152,143.82	1.10	46.10	8.622	550	62.99	360	359	1
20 Year Fixed	13	1,040,581.70	0.99	41.42	10.153	582	82.52	240	238	2
30 Yr Fixed with 5 Year Interest Only Period	2	659,397.83	0.63	45.25	5.788	641	74.35	360	358	2
15 Year Fixed	7	655,115.63	0.63	35.57	7.407	612	67.06	180	180	0
15 Year Fixed Rate Reduction	3	181,438.11	0.17	25.37	8.783	565	58.41	180	177	3
2/13 ARM	1	58,574.69	0.06	32.60	10.350	0	80.00	180	176	4
Other	1	52,970.37	0.05	34.52	13.950	616	100.00	180	177	3
Total:	**494**	**$104,743,981.49**	**100.00%**	**40.86%**	**6.792%**	**608**	**78.13%**	**357**	**356**	**1**

Amortization

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Balloon	1	$52,970.37	0.05%	34.52%	13.950%	616	100.00%	180	177	3
Fully Amortizing	493	104,691,011.12	99.95	40.87	6.788	608	78.12	357	356	1
Total:	**494**	**$104,743,981.49**	**100.00%**	**40.86%**	**6.792%**	**608**	**78.13%**	**357**	**356**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), *is for your private information* and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and *it should not be relied upon as such. By accepting this* material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation *regarding the reasonableness* of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned *therein or derivatives thereof (including options).* This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current *as of the date appearing on this material* only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and *not by the issuer of the securities.* The issuer of the securities and Freddie Mac have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Lien Position

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	459	$101,990,602.11	97.37%	40.84%	6.686%	608	77.87%	358	357	1
2	35	2,753,379.38	2.63	41.63	10.712	603	87.49	318	315	3
Total:	**494**	**$104,743,981.49**	**100.00%**	**40.86%**	**6.792%**	**608**	**78.13%**	**357**	**356**	**1**

Prepayment Penalty Term (Months)

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	150	$28,502,931.05	27.21%	39.92%	7.014%	604	77.47%	357	355	1
12	43	10,186,758.42	9.73	41.53	6.561	628	72.34	358	357	1
24	224	53,033,224.21	50.63	41.23	6.679	602	80.30	359	358	1
36	77	13,021,067.81	12.43	40.87	6.944	622	75.24	350	349	1
Total:	**494**	**$104,743,981.49**	**100.00%**	**40.86%**	**6.792%**	**608**	**78.13%**	**357**	**356**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an *offer to sell or the solicitation* of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this *material the recipient agrees* that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions *will coincide with actual market conditions or events, and this material* should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this *material is current as of the date appearing on this material only.* Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. *The issuer of the securities and* Freddie Mac have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	72	$27,697,962.69	26.44%	42.98%	6.550%	620	82.49%	359	358	1
New York	83	21,853,899.00	20.86	41.28	6.575	616	75.87	358	357	1
Massachusetts	53	12,447,861.16	11.88	41.98	6.372	587	73.68	356	356	1
Florida	32	4,719,316.56	4.51	39.02	7.574	591	75.53	360	358	2
Texas	26	3,792,467.47	3.62	39.70	7.887	588	77.51	357	355	2
New Jersey	15	3,354,367.58	3.20	40.62	6.385	607	73.79	360	360	0
Maine	16	3,150,337.08	3.01	36.40	6.819	618	74.91	360	359	1
Pennsylvania	16	2,556,471.52	2.44	39.50	6.931	574	78.87	350	350	1
Rhode Island	14	2,511,169.79	2.40	39.97	6.736	627	73.54	360	358	2
Virginia	13	2,153,653.68	2.06	47.72	6.986	616	77.80	356	355	1
North Carolina	18	1,980,176.40	1.89	35.97	7.396	613	74.78	353	352	1
New Hampshire	9	1,826,178.07	1.74	41.78	6.251	617	86.12	360	359	1
Maryland	8	1,715,093.84	1.64	37.81	6.949	593	80.19	349	348	1
Georgia	16	1,501,897.47	1.43	33.21	8.705	586	75.01	349	347	2
Ohio	10	1,326,044.59	1.27	41.14	7.389	650	79.85	350	348	2
Michigan	11	1,116,425.68	1.07	41.60	8.824	548	76.35	350	348	2
Illinois	8	1,110,340.89	1.06	39.28	7.741	576	80.69	360	359	1
Colorado	11	1,103,328.47	1.05	38.32	7.440	608	81.55	354	352	2
Nevada	5	1,095,440.00	1.05	33.49	6.325	656	85.18	360	359	1
Arizona	5	893,530.77	0.85	31.73	7.463	592	84.46	360	359	1
Washington	4	887,300.00	0.85	32.30	6.185	656	86.13	360	360	0
Connecticut	6	797,299.23	0.76	43.32	7.056	569	73.94	360	358	2
Minnesota	5	715,561.67	0.68	29.53	7.036	577	74.81	360	359	1
Indiana	6	611,434.23	0.58	44.64	6.147	582	74.30	360	360	0
Wisconsin	6	538,287.22	0.51	37.67	8.283	566	72.72	360	358	2
Oregon	2	456,331.06	0.44	32.78	6.590	601	75.97	360	359	1
Vermont	3	395,299.66	0.38	52.71	6.444	581	72.72	360	357	3
Delaware	1	380,000.00	0.36	45.45	4.990	686	95.00	360	360	0
Kentucky	3	284,731.31	0.27	37.41	7.975	579	79.78	360	358	2
Iowa	3	272,311.95	0.26	46.96	7.366	542	87.43	360	359	1
Tennessee	3	260,394.40	0.25	37.51	8.260	520	75.81	324	322	3
Utah	1	220,000.00	0.21	33.75	6.450	556	74.58	360	360	0
Montana	1	180,000.00	0.17	33.04	6.550	604	90.00	360	360	0
Alaska	1	161,910.00	0.15	49.93	6.550	624	90.00	360	360	0
Missouri	1	157,214.78	0.15	14.74	9.950	540	90.00	360	356	4
South Carolina	2	141,000.00	0.13	32.85	7.801	602	78.62	360	360	0
North Dakota	1	128,725.00	0.12	39.89	7.500	629	95.00	360	360	0
Alabama	1	85,500.00	0.08	46.69	8.100	647	95.00	360	360	0
Louisiana	1	60,000.00	0.06	49.97	7.950	507	59.11	240	240	0
Wyoming	1	54,844.55	0.05	35.02	8.250	529	36.07	180	179	1
Arkansas	1	49,873.72	0.05	37.62	9.500	595	58.82	180	179	1
Total:	**494**	**$104,743,981.49**	**100.00%**	**40.86%**	**6.792%**	**608**	**78.13%**	**357**	**356**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Range of Gross Margins (%) – (Adjustable Loans Only)

Range of Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501 - 3.000	3	$883,825.81	1.14%	35.08%	5.042%	670	60.53%	360	358	2
3.001 - 3.500	17	4,406,213.82	5.68	44.12	5.701	644	74.50	360	359	1
3.501 - 4.000	37	9,920,110.04	12.78	40.34	5.664	642	73.94	360	359	1
4.001 - 4.500	66	20,483,520.38	26.39	44.80	6.055	620	81.99	360	359	1
4.501 - 5.000	60	16,194,760.24	20.86	38.93	6.519	597	80.52	360	359	1
5.001 - 5.500	44	9,410,263.08	12.12	37.61	6.796	600	81.08	360	359	1
5.501 - 6.000	28	6,896,925.41	8.88	37.75	7.353	580	78.80	360	359	1
6.001 - 6.500	24	3,531,958.96	4.55	40.03	7.977	540	77.02	360	358	2
6.501 - 7.000	12	1,993,417.32	2.57	40.85	7.932	540	83.94	355	353	1
7.001 - 7.500	11	1,130,397.03	1.46	38.79	8.800	539	74.50	360	358	2
7.501 - 8.000	4	528,110.38	0.68	35.26	10.249	549	64.12	360	356	4
8.001 - 8.500	4	732,958.24	0.94	40.85	9.489	551	71.07	360	356	4
8.501 - 9.000	5	485,531.14	0.63	45.81	10.461	534	70.46	360	356	4
9.001 - 9.500	4	430,096.18	0.55	40.12	10.324	509	77.33	360	357	3
9.501 - 10.000	2	271,239.67	0.35	50.61	11.180	574	69.40	360	356	4
10.501 - 11.000	2	326,547.83	0.42	38.95	10.581	529	83.81	360	355	5
Total:	**323**	**$77,625,875.53**	**100.00%**	**40.84%**	**6.600%**	**604**	**78.95%**	**360**	**359**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Initial Periodic Rate Cap (%) – (Adjustable Loans Only)

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.000	323	$77,625,875.53	100.00%	40.84%	6.600%	604	78.95%	360	359	1
Total:	**323**	**$77,625,875.53**	**100.00%**	**40.84%**	**6.600%**	**604**	**78.95%**	**360**	**359**	**1**

Periodic Rate Cap (%) – (Adjustable Loans Only)

Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	315	$76,583,007.42	98.66%	40.83%	6.560%	605	78.90%	360	359	1
1.500	8	1,042,868.11	1.34	41.43	9.534	528	82.14	360	356	4
Total:	**323**	**$77,625,875.53**	**100.00%**	**40.84%**	**6.600%**	**604**	**78.95%**	**360**	**359**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of *any offer to buy any security in any jurisdiction* where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. *The information contained in this material may* be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their *affiliates, officers, directors, partners and employees*, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities *Act of 1933, including all cases where the material does not pertain to* securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any *securities discussed herein or otherwise*, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and *not acting as agent for the issuer in connection* with the proposed transaction.

Range of Maximum Interest Rates (%) – (Adjustable Loans Only)

Range of Maximum Interest Rates	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501 - 11.000	14	$2,643,979.60	3.41%	43.97%	4.942%	626	75.35%	360	360	0
11.001 - 11.500	39	8,269,836.09	10.65	41.86	5.288	631	75.63	360	359	1
11.501 - 12.000	51	16,114,268.01	20.76	43.37	5.791	641	79.36	360	359	1
12.001 - 12.500	48	14,731,557.28	18.98	40.68	6.309	603	80.97	360	360	0
12.501 - 13.000	66	18,456,558.95	23.78	40.12	6.785	595	79.58	360	359	1
13.001 - 13.500	19	4,701,545.85	6.06	35.83	7.304	600	85.38	360	358	2
13.501 - 14.000	26	5,493,326.61	7.08	40.68	7.740	565	78.46	360	358	2
14.001 - 14.500	13	1,885,379.93	2.43	37.58	8.219	538	74.44	360	358	2
14.501 - 15.000	12	1,623,080.83	2.09	39.54	8.657	535	72.39	360	357	3
15.001 - 15.500	9	624,868.46	0.80	31.64	9.131	555	79.28	360	357	3
15.501 - 16.000	9	1,030,731.95	1.33	34.05	9.729	536	74.46	360	356	4
16.001 - 16.500	5	509,928.41	0.66	41.57	10.306	537	66.62	339	336	3
16.501 - 17.000	6	766,049.56	0.99	43.18	10.351	531	73.52	360	357	3
17.001 - 17.500	2	263,743.75	0.34	36.84	10.558	514	71.92	360	356	4
17.501 - 18.000	3	437,670.58	0.56	50.82	11.525	567	74.79	360	356	4
18.001 - 18.500	1	73,349.67	0.09	15.86	12.300	535	65.00	360	355	5
Total:	**323**	**$77,625,875.53**	**100.00%**	**40.84%**	**6.600%**	**604**	**78.95%**	**360**	**359**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Range of Minimum Interest Rates (%) – (Adjustable Loans Only)

Range of Minimum Interest Rates	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501 - 5.000	14	$2,643,979.60	3.41%	43.97%	4.942%	626	75.35%	360	360	0
5.001 - 5.500	39	8,269,836.09	10.65	41.86	5.288	631	75.63	360	359	1
5.501 - 6.000	51	16,114,268.01	20.76	43.37	5.791	641	79.36	360	359	1
6.001 - 6.500	48	14,731,557.28	18.98	40.68	6.309	603	80.97	360	360	0
6.501 - 7.000	66	18,456,558.95	23.78	40.12	6.785	595	79.58	360	359	1
7.001 - 7.500	20	4,814,184.50	6.20	35.45	7.314	602	85.25	360	358	2
7.501 - 8.000	26	5,576,007.10	7.18	40.98	7.747	562	78.49	360	358	2
8.001 - 8.500	14	1,957,068.02	2.52	37.74	8.229	540	75.01	360	358	2
8.501 - 9.000	12	1,513,723.06	1.95	40.32	8.773	535	71.55	360	357	3
9.001 - 9.500	8	553,180.37	0.71	30.33	9.213	550	77.89	360	357	3
9.501 - 10.000	11	1,308,122.26	1.69	36.14	9.798	526	76.50	360	356	4
10.001 - 10.500	6	692,538.08	0.89	38.80	10.291	530	68.83	345	341	4
10.501 - 11.000	4	546,636.04	0.70	43.70	10.886	553	73.58	360	356	4
11.001 - 11.500	1	81,134.08	0.10	49.82	11.250	0	65.00	360	357	3
11.501 - 12.000	2	293,732.42	0.38	51.73	11.782	577	64.90	360	357	3
12.001 - 12.500	1	73,349.67	0.09	15.86	12.300	535	65.00	360	355	5
Total:	**323**	**$77,625,875.53**	**100.00%**	**40.84%**	**6.600%**	**604**	**78.95%**	**360**	**359**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Next Interest Adjustment Date – (Adjustable Loans Only)

Next Interest Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
June 1, 2005	1	$148,799.66	0.19%	34.72%	6.700%	630	55.56%	360	351	9
July 1, 2005	1	96,930.16	0.12	37.85	7.690	550	34.45	360	352	8
August 1, 2005	1	71,688.09	0.09	41.82	8.500	594	90.00	360	353	7
September 1, 2005	3	872,364.64	1.12	44.87	7.349	622	88.37	360	354	6
October 1, 2005	13	1,884,255.56	2.43	37.30	9.128	550	74.86	360	355	5
November 1, 2005	26	3,660,400.05	4.72	34.07	8.042	544	71.05	357	353	4
December 1, 2005	24	4,920,317.38	6.34	38.13	7.878	605	77.20	360	357	3
January 1, 2006	37	11,558,531.71	14.89	41.05	6.803	629	79.62	360	358	2
February 1, 2006	50	13,834,068.22	17.82	42.96	6.361	626	78.96	360	359	1
March 1, 2006	98	25,679,042.20	33.08	42.93	6.119	595	79.80	360	360	0
April 1, 2006	53	11,306,539.00	14.57	37.93	6.416	585	82.19	360	360	0
October 1, 2006	1	119,663.88	0.15	47.79	8.950	565	80.00	360	355	5
November 1, 2006	1	102,886.47	0.13	31.15	7.490	621	80.00	360	356	4
January 1, 2007	4	1,299,284.63	1.67	35.83	5.794	723	74.07	360	358	2
February 1, 2007	3	687,008.88	0.89	36.31	5.971	647	56.66	360	359	1
March 1, 2007	4	637,700.00	0.82	39.36	6.209	580	77.39	360	360	0
April 1, 2007	3	746,395.00	0.96	41.91	5.962	609	78.80	360	360	0
Total:	**323**	**$77,625,875.53**	**100.00%**	**40.84%**	**6.600%**	**604**	**78.95%**	**360**	**359**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an *offer to sell or the solicitation* of any offer to buy any security in any jurisdiction where such *an offer or solicitation* would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. *The information* contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The *Underwriter makes no representation* regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have *long or short positions in*, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for *sale pursuant to* such registration statement. Information contained in this material is current as *of the date appearing on this material* only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished *solely by the Underwriter* and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of *this material*, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOND SUMMARY
To Call

Class A-2 (To Call)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	1.14	1.06	**1.00**	0.95	0.90
Modified Duration	1.12	1.05	**0.99**	0.94	0.89
First Principal Date	5/25/2004	5/25/2004	**5/25/2004**	5/25/2004	5/25/2004
Last Principal Date	2/25/2006	1/25/2006	**11/25/2005**	10/25/2005	9/25/2005

Class A-3 (To Call)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	3.63	3.29	**3.00**	2.75	2.52
Modified Duration	3.51	3.19	**2.92**	2.68	2.46
First Principal Date	2/25/2006	1/25/2006	**11/25/2005**	10/25/2005	9/25/2005
Last Principal Date	8/25/2011	10/25/2010	**3/25/2010**	9/25/2009	3/25/2009

Class A-4 (To Call)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	8.22	7.33	**6.66**	6.09	5.53
Modified Duration	7.68	6.89	**6.30**	5.78	5.27
First Principal Date	8/25/2011	10/25/2010	**3/25/2010**	9/25/2009	3/25/2009
Last Principal Date	8/25/2012	9/25/2011	**1/25/2011**	6/25/2010	11/25/2009

Class M-1 (To Call)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	5.68	5.13	**4.75**	4.47	4.26
Modified Duration	5.36	4.87	**4.52**	4.27	4.08
First Principal Date	5/25/2007	6/25/2007	**7/25/2007**	8/25/2007	9/25/2007
Last Principal Date	8/25/2012	9/25/2011	**1/25/2011**	6/25/2010	11/25/2009

Class M-2 (To Call)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	5.68	5.12	**4.72**	4.41	4.16
Modified Duration	5.26	4.78	**4.42**	4.15	3.93
First Principal Date	5/25/2007	5/25/2007	**6/25/2007**	6/25/2007	7/25/2007
Last Principal Date	8/25/2012	9/25/2011	**1/25/2011**	6/25/2010	11/25/2009

Class M-3 (To Call)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	5.68	5.12	**4.71**	4.39	4.11
Modified Duration	5.22	4.74	**4.39**	4.11	3.86
First Principal Date	5/25/2007	5/25/2007	**5/25/2007**	6/25/2007	6/25/2007
Last Principal Date	8/25/2012	9/25/2011	**1/25/2011**	6/25/2010	11/25/2009

Class M-4 (To Call)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	5.68	5.12	**4.70**	4.38	4.11
Modified Duration	5.13	4.67	**4.32**	4.05	3.81
First Principal Date	5/25/2007	5/25/2007	**5/25/2007**	5/25/2007	6/25/2007
Last Principal Date	8/25/2012	9/25/2011	**1/25/2011**	6/25/2010	11/25/2009

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOND SUMMARY
To Call

Class M-5 (To Call)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	5.68	5.12	**4.70**	4.36	4.10
Modified Duration	5.10	4.65	**4.30**	4.01	3.79
First Principal Date	5/25/2007	5/25/2007	**5/25/2007**	5/25/2007	5/25/2007
Last Principal Date	8/25/2012	9/25/2011	**1/25/2011**	6/25/2010	11/25/2009

Class M-6 (To Call)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	5.67	5.12	**4.70**	4.36	4.08
Modified Duration	4.87	4.45	**4.13**	3.87	3.65
First Principal Date	5/25/2007	5/25/2007	**5/25/2007**	5/25/2007	5/25/2007
Last Principal Date	8/25/2012	9/25/2011	**1/25/2011**	6/25/2010	11/25/2009

Class M-7 (To Call)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	5.38	4.86	**4.46**	4.14	3.89
Modified Duration	4.43	4.06	**3.77**	3.53	3.35
First Principal Date	5/25/2007	5/25/2007	**5/25/2007**	5/25/2007	5/25/2007
Last Principal Date	4/25/2012	6/25/2011	**10/25/2010**	3/25/2010	9/25/2009

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOND SUMMARY
To Maturity

Class A-2 (To Maturity)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	1.14	1.06	**1.00**	0.95	0.90
Modified Duration	1.12	1.05	**0.99**	0.94	0.89
First Principal Date	5/25/2004	5/25/2004	**5/25/2004**	5/25/2004	5/25/2004
Last Principal Date	2/25/2006	1/25/2006	**11/25/2005**	10/25/2005	9/25/2005
Class A-3 (To Maturity)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	3.63	3.29	**3.00**	2.75	2.52
Modified Duration	3.51	3.19	**2.92**	2.68	2.46
First Principal Date	2/25/2006	1/25/2006	**11/25/2005**	10/25/2005	9/25/2005
Last Principal Date	8/25/2011	10/25/2010	**3/25/2010**	9/25/2009	3/25/2009
Class A-4 (To Maturity)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	10.48	9.41	**8.51**	7.76	7.12
Modified Duration	9.58	8.67	**7.90**	7.24	6.67
First Principal Date	8/25/2011	10/25/2010	**3/25/2010**	9/25/2009	3/25/2009
Last Principal Date	9/25/2022	12/25/2020	**6/25/2019**	3/25/2018	1/25/2017
Class M-1 (To Maturity)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	6.23	5.64	**5.19**	4.87	4.64
Modified Duration	5.82	5.30	**4.91**	4.62	4.42
First Principal Date	5/25/2007	6/25/2007	**7/25/2007**	8/25/2007	9/25/2007
Last Principal Date	3/25/2019	9/25/2017	**6/25/2016**	5/25/2015	6/25/2014
Class M-2 (To Maturity)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	6.16	5.57	**5.11**	4.76	4.49
Modified Duration	5.65	5.14	**4.75**	4.45	4.22
First Principal Date	5/25/2007	5/25/2007	**6/25/2007**	6/25/2007	7/25/2007
Last Principal Date	10/25/2017	5/25/2016	**4/25/2015**	4/25/2014	6/25/2013
Class M-3 (To Maturity)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	6.08	5.49	**5.03**	4.67	4.39
Modified Duration	5.54	5.04	**4.65**	4.35	4.10
First Principal Date	5/25/2007	5/25/2007	**5/25/2007**	6/25/2007	6/25/2007
Last Principal Date	1/25/2016	10/25/2014	**10/25/2013**	12/25/2012	3/25/2012
Class M-4 (To Maturity)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	6.01	5.43	**4.97**	4.62	4.34
Modified Duration	5.39	4.91	**4.53**	4.24	4.00
First Principal Date	5/25/2007	5/25/2007	**5/25/2007**	5/25/2007	6/25/2007
Last Principal Date	4/25/2015	2/25/2014	**3/25/2013**	5/25/2012	9/25/2011

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOND SUMMARY
To Maturity

Class M-5 (To Maturity)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	5.92	5.34	**4.89**	4.53	4.26
Modified Duration	5.28	4.82	**4.45**	4.15	3.93
First Principal Date	5/25/2007	5/25/2007	**5/25/2007**	5/25/2007	5/25/2007
Last Principal Date	8/25/2014	7/25/2013	**8/25/2012**	11/25/2011	3/25/2011

Class M-6 (To Maturity)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	5.74	5.18	**4.75**	4.40	4.13
Modified Duration	4.92	4.50	**4.17**	3.90	3.69
First Principal Date	5/25/2007	5/25/2007	**5/25/2007**	5/25/2007	5/25/2007
Last Principal Date	7/25/2013	7/25/2012	**10/25/2011**	2/25/2011	7/25/2010

Class M-7 (To Maturity)					
FRM PPC / ARM PPC	95% | 80%	105% | 90%	**115% | 100%**	125% | 110%	135% | 120%
Average Life (yrs.)	5.38	4.86	**4.46**	4.14	3.89
Modified Duration	4.43	4.06	**3.77**	3.53	3.35
First Principal Date	5/25/2007	5/25/2007	**5/25/2007**	5/25/2007	5/25/2007
Last Principal Date	4/25/2012	6/25/2011	**10/25/2010**	3/25/2010	9/25/2009

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Net WAC CAP Schedule
Class A-2/A-3/A-4 Certificates

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)
1	5/25/2004	n/a	n/a	n/a	42	10/25/2007	5.84	9.70	9.70
2	6/25/2004	5.95	5.95	9.25	43	11/25/2007	5.66	9.38	9.38
3	7/25/2004	6.15	6.15	9.25	44	12/25/2007	5.85	9.86	9.86
4	8/25/2004	5.95	5.95	9.25	45	1/25/2008	5.66	9.53	9.53
5	9/25/2004	5.95	5.95	9.25	46	2/25/2008	5.66	9.52	9.52
6	10/25/2004	6.15	6.15	9.25	47	3/25/2008	6.06	10.17	10.17
7	11/25/2004	5.95	5.95	9.25	48	4/25/2008	5.67	9.50	9.50
8	12/25/2004	6.15	6.15	9.25	49	5/25/2008	5.86	9.80	9.80
9	1/25/2005	5.95	5.95	9.25	50	6/25/2008	5.67	9.48	9.48
10	2/25/2005	5.95	5.95	9.25	51	7/25/2008	5.86	9.78	9.78
11	3/25/2005	6.48	6.48	9.25	52	8/25/2008	5.68	9.46	9.46
12	4/25/2005	5.85	5.85	9.25	53	9/25/2008	5.68	9.45	9.45
13	5/25/2005	6.05	6.05	9.25	54	10/25/2008	5.87	9.75	9.75
14	6/25/2005	5.85	5.85	9.25	55	11/25/2008	5.68	9.42	9.42
15	7/25/2005	6.05	6.05	9.25	56	12/25/2008	5.87	9.73	9.73
16	8/25/2005	5.85	5.85	9.25	57	1/25/2009	5.69	9.40	9.40
17	9/25/2005	5.85	5.85	9.25	58	2/25/2009	5.69	9.39	9.39
18	10/25/2005	6.05	6.05	9.25	59	3/25/2009	6.30	10.37	10.37
19	11/25/2005	5.85	5.85	9.25	60	4/25/2009	5.69	9.35	9.35
20	12/25/2005	6.05	6.05	9.25	61	5/25/2009	5.89	9.65	9.65
21	1/25/2006	5.86	5.86	9.25	62	6/25/2009	5.70	9.32	9.32
22	2/25/2006	5.86	5.88	9.25	63	7/25/2009	5.89	9.62	9.62
23	3/25/2006	6.49	8.13	9.25	64	8/25/2009	5.70	9.29	9.29
24	4/25/2006	5.86	7.34	9.25	65	9/25/2009	5.71	9.27	9.27
25	5/25/2006	6.06	7.59	9.25	66	10/25/2009	5.90	9.57	9.57
26	6/25/2006	5.86	7.88	9.25	67	11/25/2009	5.71	9.24	9.24
27	7/25/2006	6.06	8.14	9.25	68	12/25/2009	5.90	9.53	9.53
28	8/25/2006	5.87	7.88	9.25	69	1/25/2010	5.72	9.21	9.21
29	9/25/2006	5.87	8.35	9.25	70	2/25/2010	5.72	9.19	9.19
30	10/25/2006	6.07	8.62	9.25	71	3/25/2010	6.33	10.16	10.16
31	11/25/2006	5.63	8.10	9.25	72	4/25/2010	5.72	9.16	9.16
32	12/25/2006	5.82	8.54	9.25	73	5/25/2010	5.92	9.45	9.45
33	1/25/2007	5.64	8.26	9.25	74	6/25/2010	5.73	9.13	9.13
34	2/25/2007	5.64	8.30	9.25	75	7/25/2010	5.92	9.42	9.42
35	3/25/2007	6.24	9.70	9.70	76	8/25/2010	5.73	9.10	9.10
36	4/25/2007	5.64	8.78	9.25	77	9/25/2010	5.73	9.08	9.08
37	5/25/2007	5.83	9.06	9.25	78	10/25/2010	5.93	9.36	9.36
38	6/25/2007	5.65	8.96	9.25	79	11/25/2010	5.74	9.05	9.05
39	7/25/2007	5.84	9.24	9.25	80	12/25/2010	5.93	9.33	9.33
40	8/25/2007	5.65	8.95	9.25	81	1/25/2011	5.74	9.01	9.01
41	9/25/2007	5.65	9.39	9.39					

(1) Assumes the 1-month LIBOR and 6-month LIBOR remains constant at 1.09% and 1.16% respectively and run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR are instantaneously increased to a rate of 20.00%.
(3) Assumes the 1-month LIBOR and 6-month LIBOR are instantaneously increased to a rate of 20.00% and payments are received from the applicable Yield Maintenance Agreement(s).

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Net WAC CAP Schedule
Mezzanine Certificates

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)
1	5/25/2004	n/a	n/a	n/a	42	10/25/2007	5.84	9.69	9.69
2	6/25/2004	5.95	5.95	9.25	43	11/25/2007	5.65	9.37	9.37
3	7/25/2004	6.15	6.15	9.25	44	12/25/2007	5.84	9.85	9.85
4	8/25/2004	5.95	5.95	9.25	45	1/25/2008	5.66	9.52	9.52
5	9/25/2004	5.95	5.95	9.25	46	2/25/2008	5.66	9.52	9.52
6	10/25/2004	6.15	6.15	9.25	47	3/25/2008	6.05	10.17	10.17
7	11/25/2004	5.95	5.95	9.25	48	4/25/2008	5.66	9.50	9.50
8	12/25/2004	6.15	6.15	9.25	49	5/25/2008	5.85	9.80	9.80
9	1/25/2005	5.95	5.95	9.25	50	6/25/2008	5.67	9.48	9.48
10	2/25/2005	5.95	5.95	9.25	51	7/25/2008	5.86	9.78	9.78
11	3/25/2005	6.48	6.48	9.25	52	8/25/2008	5.67	9.46	9.46
12	4/25/2005	5.85	5.86	9.25	53	9/25/2008	5.67	9.46	9.46
13	5/25/2005	6.05	6.05	9.25	54	10/25/2008	5.86	9.76	9.76
14	6/25/2005	5.85	5.86	9.25	55	11/25/2008	5.68	9.43	9.43
15	7/25/2005	6.05	6.05	9.25	56	12/25/2008	5.87	9.74	9.74
16	8/25/2005	5.85	5.86	9.25	57	1/25/2009	5.68	9.41	9.41
17	9/25/2005	5.85	5.86	9.25	58	2/25/2009	5.68	9.39	9.39
18	10/25/2005	6.05	6.05	9.25	59	3/25/2009	6.29	10.38	10.38
19	11/25/2005	5.85	5.86	9.25	60	4/25/2009	5.69	9.36	9.36
20	12/25/2005	6.05	6.05	9.25	61	5/25/2009	5.88	9.65	9.65
21	1/25/2006	5.86	5.86	9.25	62	6/25/2009	5.69	9.33	9.33
22	2/25/2006	5.86	5.94	9.25	63	7/25/2009	5.88	9.62	9.62
23	3/25/2006	6.49	8.12	9.25	64	8/25/2009	5.70	9.30	9.30
24	4/25/2006	5.86	7.33	9.25	65	9/25/2009	5.70	9.28	9.28
25	5/25/2006	6.06	7.57	9.25	66	10/25/2009	5.89	9.57	9.57
26	6/25/2006	5.86	7.86	9.25	67	11/25/2009	5.70	9.25	9.25
27	7/25/2006	6.06	8.12	9.25	68	12/25/2009	5.89	9.54	9.54
28	8/25/2006	5.87	7.88	9.25	69	1/25/2010	5.71	9.21	9.21
29	9/25/2006	5.87	8.33	9.25	70	2/25/2010	5.71	9.20	9.20
30	10/25/2006	6.07	8.60	9.25	71	3/25/2010	6.32	10.17	10.17
31	11/25/2006	5.63	8.07	9.25	72	4/25/2010	5.71	9.17	9.17
32	12/25/2006	5.82	8.52	9.25	73	5/25/2010	5.91	9.45	9.45
33	1/25/2007	5.64	8.23	9.25	74	6/25/2010	5.72	9.13	9.13
34	2/25/2007	5.64	8.29	9.25	75	7/25/2010	5.91	9.42	9.42
35	3/25/2007	6.24	9.70	9.70	76	8/25/2010	5.72	9.10	9.10
36	4/25/2007	5.64	8.76	9.25	77	9/25/2010	5.72	9.08	9.08
37	5/25/2007	5.83	9.04	9.25	78	10/25/2010	5.92	9.37	9.37
38	6/25/2007	5.64	8.94	9.25	79	11/25/2010	5.73	9.05	9.05
39	7/25/2007	5.83	9.23	9.25	80	12/25/2010	5.92	9.33	9.33
40	8/25/2007	5.65	8.96	9.25	81	1/25/2011	5.73	9.02	9.02
41	9/25/2007	5.65	9.39	9.39					

(1) Assumes the 1-month LIBOR and 6-month LIBOR remains constant at 1.09% and 1.16% respectively and run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR are instantaneously increased to a rate of 20.00%.
(3) Assumes the 1-month LIBOR and 6-month LIBOR are instantaneously increased to a rate of 20.00% and payments are received from the applicable Yield Maintenance Agreement(s).

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Period	M1 Bal	M1 Int	M1 Prin	M1 Writedown	M2 Bal	M2 Int	M2 Prin	M2 Writedown
1	58,000,000.00	108,943	-	-	47,500,000	118,592	-	-
2	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
3	58,000,000.00	77,817	-	-	47,500,000	84,708	-	-
4	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
5	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
6	58,000,000.00	77,817	-	-	47,500,000	84,708	-	-
7	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
8	58,000,000.00	77,817	-	-	47,500,000	84,708	-	-
9	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
10	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
11	58,000,000.00	72,629	-	-	47,500,000	79,061	-	-
12	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
13	58,000,000.00	77,817	-	-	47,500,000	84,708	-	-
14	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
15	58,000,000.00	77,817	-	-	47,500,000	84,708	-	-
16	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
17	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
18	58,000,000.00	77,817	-	-	47,500,000	84,708	-	-
19	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
20	58,000,000.00	77,817	-	-	47,500,000	84,708	-	-
21	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
22	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
23	58,000,000.00	72,629	-	-	47,500,000	79,061	-	-
24	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
25	58,000,000.00	77,817	-	-	47,500,000	84,708	-	-
26	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
27	58,000,000.00	77,817	-	-	47,500,000	84,708	-	-
28	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
29	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
30	58,000,000.00	77,817	-	-	47,500,000	84,708	-	-
31	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
32	58,000,000.00	77,817	-	-	47,500,000	84,708	-	-
33	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
34	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
35	58,000,000.00	72,629	-	-	47,500,000	79,061	-	-
36	58,000,000.00	80,411	-	-	47,500,000	87,532	-	-
37	58,000,000.00	77,817	-	-	47,500,000	84,708	-	-
38	58,000,000.00	80,411	-	-	47,500,000	87,532	10,041,517	-
39	58,000,000.00	77,817	8,597,834	-	37,458,483	66,801	2,045,293	-
40	49,402,166.16	68,491	7,547,251	-	35,413,190	65,259	1,135,458	-
41	41,854,914.72	58,027	1,340,600	-	34,277,732	63,166	1,097,905	-
42	40,514,314.47	54,357	1,296,301	-	33,179,827	59,171	1,061,626	-
43	39,218,013.51	54,371	1,253,502	-	32,118,201	59,187	1,026,575	-
44	37,964,511.18	50,936	1,212,153	-	31,091,626	55,447	992,711	-
45	36,752,358.55	50,953	1,172,202	-	30,098,914	55,466	959,993	-
46	35,580,156.65	49,328	1,133,602	-	29,138,921	53,697	928,381	-
47	34,446,554.67	44,675	1,096,306	-	28,210,540	48,632	897,837	-
48	33,350,248.35	46,236	1,060,270	-	27,312,703	50,331	868,325	-
49	32,289,978.30	43,322	1,025,450	-	26,444,379	47,159	839,808	-
50	31,264,528.46	43,345	991,804	-	25,604,571	47,184	812,253	-
51	30,272,724.60	40,616	959,292	-	24,792,318	44,213	785,627	-
52	29,313,432.84	40,640	927,875	-	24,006,691	44,239	759,897	-
53	28,385,558.28	39,353	897,515	-	23,246,793	42,839	735,034	-
54	27,488,043.59	36,880	868,176	-	22,511,760	40,146	711,006	-
55	26,619,867.76	36,905	839,823	-	21,800,754	40,174	687,786	-
56	25,780,044.81	34,588	812,438	-	21,112,968	37,651	665,359	-
57	24,967,606.41	34,615	786,002	-	20,447,609	37,680	643,708	-
58	24,181,604.63	33,525	760,939	-	19,803,900	36,494	623,183	-
59	23,420,665.49	29,328	736,852	-	19,180,717	31,925	603,457	-
60	22,683,813.26	31,449	712,892	-	18,577,261	34,234	583,834	-
61	21,970,921.75	29,478	689,708	-	17,993,427	32,088	564,847	-
62	21,281,213.83	29,504	667,730	-	17,428,580	32,117	546,848	-
63	20,613,483.56	27,656	646,046	-	16,881,732	30,106	529,089	-
64	19,967,437.88	27,683	625,086	-	16,352,643	30,134	511,924	-
65	19,342,351.41	26,816	604,828	-	15,840,719	29,191	495,333	-
66	18,737,523.61	25,140	585,246	-	15,345,386	27,366	479,296	-
67	18,152,277.86	25,166	566,317	-	14,866,090	27,395	463,794	-
68	17,585,960.67	23,595	548,020	-	14,402,295	25,684	448,809	-
69	17,037,940.85	23,621	530,332	-	13,953,486	25,713	434,324	-
70	16,507,608.75	22,886	513,233	-	13,519,162	24,913	420,320	-

71	15,994,375.51	20,029	496,703	-	13,098,842	21,802	406,783	-
72	15,497,672.36	21,486	480,722	-	12,692,059	23,389	393,695	-
73	15,016,949.87	20,148	465,273	-	12,298,364	21,932	381,042	-
74	14,551,677.35	20,174	450,335	-	11,917,322	21,961	368,809	-
75	14,101,342.14	18,919	435,893	-	11,548,513	20,595	356,981	-
76	13,665,449.04	18,946	421,929	-	11,191,532	20,624	345,546	-
77	13,243,519.66	18,361	408,428	-	10,845,986	19,987	334,488	-
78	12,835,091.86	17,220	395,373	-	10,511,498	18,746	323,797	-
79	12,439,719.18	17,246	382,749	-	10,187,701	18,774	313,458	-
80	12,056,970.33	16,176	370,542	-	9,874,243	17,609	303,461	-
81	11,686,428.61	16,202	11,686,429	-	9,570,782	17,637	9,570,782	-
82	-	-	-	-	-	-	-	-
83	-	-	-	-	-	-	-	-
84	-	-	-	-	-	-	-	-
85	-	-	-	-	-	-	-	-
86	-	-	-	-	-	-	-	-
87	-	-	-	-	-	-	-	-
88	-	-	-	-	-	-	-	-
89	-	-	-	-	-	-	-	-
90	-	-	-	-	-	-	-	-
91	-	-	-	-	-	-	-	-
92	-	-	-	-	-	-	-	-
93	-	-	-	-	-	-	-	-
94	-	-	-	-	-	-	-	-
95	-	-	-	-	-	-	-	-
96	-	-	-	-	-	-	-	-
97	-	-	-	-	-	-	-	-
98	-	-	-	-	-	-	-	-
99	-	-	-	-	-	-	-	-
100	-	-	-	-	-	-	-	-
101	-	-	-	-	-	-	-	-
102	-	-	-	-	-	-	-	-
103	-	-	-	-	-	-	-	-
104	-	-	-	-	-	-	-	-
105	-	-	-	-	-	-	-	-
106	-	-	-	-	-	-	-	-
107	-	-	-	-	-	-	-	-
108	-	-	-	-	-	-	-	-
109	-	-	-	-	-	-	-	-
110	-	-	-	-	-	-	-	-
111	-	-	-	-	-	-	-	-
112	-	-	-	-	-	-	-	-
113	-	-	-	-	-	-	-	-
114	-	-	-	-	-	-	-	-
115	-	-	-	-	-	-	-	-
116	-	-	-	-	-	-	-	-
117	-	-	-	-	-	-	-	-
118	-	-	-	-	-	-	-	-
119	-	-	-	-	-	-	-	-
120	-	-	-	-	-	-	-	-
121	-	-	-	-	-	-	-	-
122	-	-	-	-	-	-	-	-
123	-	-	-	-	-	-	-	-
124	-	-	-	-	-	-	-	-
125	-	-	-	-	-	-	-	-
126	-	-	-	-	-	-	-	-
127	-	-	-	-	-	-	-	-
128	-	-	-	-	-	-	-	-
129	-	-	-	-	-	-	-	-
130	-	-	-	-	-	-	-	-
131	-	-	-	-	-	-	-	-
132	-	-	-	-	-	-	-	-
133	-	-	-	-	-	-	-	-
134	-	-	-	-	-	-	-	-
135	-	-	-	-	-	-	-	-
136	-	-	-	-	-	-	-	-
137	-	-	-	-	-	-	-	-
138	-	-	-	-	-	-	-	-
139	-	-	-	-	-	-	-	-
140	-	-	-	-	-	-	-	-
141	-	-	-	-	-	-	-	-
142	-	-	-	-	-	-	-	-

143	-	-	-	-	-	-	-	-
144	-	-	-	-	-	-	-	-
145	-	-	-	-	-	-	-	-
146	-	-	-	-	-	-	-	-
147	-	-	-	-	-	-	-	-
148	-	-	-	-	-	-	-	-
149	-	-	-	-	-	-	-	-
150	-	-	-	-	-	-	-	-
151	-	-	-	-	-	-	-	-
152	-	-	-	-	-	-	-	-
153	-	-	-	-	-	-	-	-
154	-	-	-	-	-	-	-	-
155	-	-	-	-	-	-	-	-
156	-	-	-	-	-	-	-	-
157	-	-	-	-	-	-	-	-
158	-	-	-	-	-	-	-	-
159	-	-	-	-	-	-	-	-
160	-	-	-	-	-	-	-	-
161	-	-	-	-	-	-	-	-
162	-	-	-	-	-	-	-	-
163	-	-	-	-	-	-	-	-
164	-	-	-	-	-	-	-	-
165	-	-	-	-	-	-	-	-
166	-	-	-	-	-	-	-	-
167	-	-	-	-	-	-	-	-
168	-	-	-	-	-	-	-	-
169	-	-	-	-	-	-	-	-
170	-	-	-	-	-	-	-	-
171	-	-	-	-	-	-	-	-
172	-	-	-	-	-	-	-	-
173	-	-	-	-	-	-	-	-
174	-	-	-	-	-	-	-	-
175	-	-	-	-	-	-	-	-
176	-	-	-	-	-	-	-	-
177	-	-	-	-	-	-	-	-
178	-	-	-	-	-	-	-	-
179	-	-	-	-	-	-	-	-
180	-	-	-	-	-	-	-	-
181	-	-	-	-	-	-	-	-
182	-	-	-	-	-	-	-	-
183	-	-	-	-	-	-	-	-
184	-	-	-	-	-	-	-	-
185	-	-	-	-	-	-	-	-
186	-	-	-	-	-	-	-	-
187	-	-	-	-	-	-	-	-
188	-	-	-	-	-	-	-	-
189	-	-	-	-	-	-	-	-
190	-	-	-	-	-	-	-	-
191	-	-	-	-	-	-	-	-
192	-	-	-	-	-	-	-	-
193	-	-	-	-	-	-	-	-
194	-	-	-	-	-	-	-	-
195	-	-	-	-	-	-	-	-
196	-	-	-	-	-	-	-	-
197	-	-	-	-	-	-	-	-
198	-	-	-	-	-	-	-	-
199	-	-	-	-	-	-	-	-
200	-	-	-	-	-	-	-	-
201	-	-	-	-	-	-	-	-
202	-	-	-	-	-	-	-	-
203	-	-	-	-	-	-	-	-
204	-	-	-	-	-	-	-	-
205	-	-	-	-	-	-	-	-
206	-	-	-	-	-	-	-	-
207	-	-	-	-	-	-	-	-
208	-	-	-	-	-	-	-	-
209	-	-	-	-	-	-	-	-
210	-	-	-	-	-	-	-	-
211	-	-	-	-	-	-	-	-
212	-	-	-	-	-	-	-	-
213	-	-	-	-	-	-	-	-
214	-	-	-	-	-	-	-	-

215	-	-	-	-	-	-	-	-
216	-	-	-	-	-	-	-	-
217	-	-	-	-	-	-	-	-
218	-	-	-	-	-	-	-	-
219	-	-	-	-	-	-	-	-
220	-	-	-	-	-	-	-	-
221	-	-	-	-	-	-	-	-
222	-	-	-	-	-	-	-	-
223	-	-	-	-	-	-	-	-
224	-	-	-	-	-	-	-	-
225	-	-	-	-	-	-	-	-
226	-	-	-	-	-	-	-	-
227	-	-	-	-	-	-	-	-
228	-	-	-	-	-	-	-	-
229	-	-	-	-	-	-	-	-
230	-	-	-	-	-	-	-	-
231	-	-	-	-	-	-	-	-
232	-	-	-	-	-	-	-	-
233	-	-	-	-	-	-	-	-
234	-	-	-	-	-	-	-	-
235	-	-	-	-	-	-	-	-
236	-	-	-	-	-	-	-	-
237	-	-	-	-	-	-	-	-
238	-	-	-	-	-	-	-	-
239	-	-	-	-	-	-	-	-
240	-	-	-	-	-	-	-	-
241	-	-	-	-	-	-	-	-
242	-	-	-	-	-	-	-	-
243	-	-	-	-	-	-	-	-
244	-	-	-	-	-	-	-	-
245	-	-	-	-	-	-	-	-
246	-	-	-	-	-	-	-	-
247	-	-	-	-	-	-	-	-
248	-	-	-	-	-	-	-	-
249	-	-	-	-	-	-	-	-
250	-	-	-	-	-	-	-	-
251	-	-	-	-	-	-	-	-
252	-	-	-	-	-	-	-	-
253	-	-	-	-	-	-	-	-
254	-	-	-	-	-	-	-	-
255	-	-	-	-	-	-	-	-
256	-	-	-	-	-	-	-	-
257	-	-	-	-	-	-	-	-
258	-	-	-	-	-	-	-	-
259	-	-	-	-	-	-	-	-
260	-	-	-	-	-	-	-	-
261	-	-	-	-	-	-	-	-
262	-	-	-	-	-	-	-	-
263	-	-	-	-	-	-	-	-
264	-	-	-	-	-	-	-	-
265	-	-	-	-	-	-	-	-
266	-	-	-	-	-	-	-	-
267	-	-	-	-	-	-	-	-
268	-	-	-	-	-	-	-	-
269	-	-	-	-	-	-	-	-
270	-	-	-	-	-	-	-	-
271	-	-	-	-	-	-	-	-
272	-	-	-	-	-	-	-	-
273	-	-	-	-	-	-	-	-
274	-	-	-	-	-	-	-	-
275	-	-	-	-	-	-	-	-
276	-	-	-	-	-	-	-	-
277	-	-	-	-	-	-	-	-
278	-	-	-	-	-	-	-	-
279	-	-	-	-	-	-	-	-
280	-	-	-	-	-	-	-	-
281	-	-	-	-	-	-	-	-
282	-	-	-	-	-	-	-	-
283	-	-	-	-	-	-	-	-
284	-	-	-	-	-	-	-	-
285	-	-	-	-	-	-	-	-
286	-	-	-	-	-	-	-	-

287	-	-	-	-	-	-	-	-
288	-	-	-	-	-	-	-	-
289	-	-	-	-	-	-	-	-
290	-	-	-	-	-	-	-	-
291	-	-	-	-	-	-	-	-
292	-	-	-	-	-	-	-	-
293	-	-	-	-	-	-	-	-
294	-	-	-	-	-	-	-	-
295	-	-	-	-	-	-	-	-
296	-	-	-	-	-	-	-	-
297	-	-	-	-	-	-	-	-
298	-	-	-	-	-	-	-	-
299	-	-	-	-	-	-	-	-
300	-	-	-	-	-	-	-	-
301	-	-	-	-	-	-	-	-
302	-	-	-	-	-	-	-	-
303	-	-	-	-	-	-	-	-
304	-	-	-	-	-	-	-	-
305	-	-	-	-	-	-	-	-
306	-	-	-	-	-	-	-	-
307	-	-	-	-	-	-	-	-
308	-	-	-	-	-	-	-	-
309	-	-	-	-	-	-	-	-
310	-	-	-	-	-	-	-	-
311	-	-	-	-	-	-	-	-
312	-	-	-	-	-	-	-	-
313	-	-	-	-	-	-	-	-
314	-	-	-	-	-	-	-	-
315	-	-	-	-	-	-	-	-
316	-	-	-	-	-	-	-	-
317	-	-	-	-	-	-	-	-
318	-	-	-	-	-	-	-	-
319	-	-	-	-	-	-	-	-
320	-	-	-	-	-	-	-	-
321	-	-	-	-	-	-	-	-
322	-	-	-	-	-	-	-	-
323	-	-	-	-	-	-	-	-
324	-	-	-	-	-	-	-	-
325	-	-	-	-	-	-	-	-
326	-	-	-	-	-	-	-	-
327	-	-	-	-	-	-	-	-
328	-	-	-	-	-	-	-	-
329	-	-	-	-	-	-	-	-
330	-	-	-	-	-	-	-	-
331	-	-	-	-	-	-	-	-
332	-	-	-	-	-	-	-	-
333	-	-	-	-	-	-	-	-
334	-	-	-	-	-	-	-	-
335	-	-	-	-	-	-	-	-
336	-	-	-	-	-	-	-	-
337	-	-	-	-	-	-	-	-
338	-	-	-	-	-	-	-	-
339	-	-	-	-	-	-	-	-
340	-	-	-	-	-	-	-	-
341	-	-	-	-	-	-	-	-
342	-	-	-	-	-	-	-	-
343	-	-	-	-	-	-	-	-
344	-	-	-	-	-	-	-	-
345	-	-	-	-	-	-	-	-
346	-	-	-	-	-	-	-	-
347	-	-	-	-	-	-	-	-
348	-	-	-	-	-	-	-	-
349	-	-	-	-	-	-	-	-
350	-	-	-	-	-	-	-	-
351	-	-	-	-	-	-	-	-
352	-	-	-	-	-	-	-	-
353	-	-	-	-	-	-	-	-
354	-	-	-	-	-	-	-	-
355	-	-	-	-	-	-	-	-
356	-	-	-	-	-	-	-	-
357	-	-	-	-	-	-	-	-
358	-	-	-	-	-	-	-	-

359	-	-	-	-	-	-	-	-
360	-	-	-	-	-	-	-	-
361	-	-	-	-	-	-	-	-
362	-	-	-	-	-	-	-	-
363	-	-	-	-	-	-	-	-
364	-	-	-	-	-	-	-	-
365	-	-	-	-	-	-	-	-
366	-	-	-	-	-	-	-	-
367	-	-	-	-	-	-	-	-
368	-	-	-	-	-	-	-	-
369	-	-	-	-	-	-	-	-
370	-	-	-	-	-	-	-	-
371	-	-	-	-	-	-	-	-
372	-	-	-	-	-	-	-	-
373	-	-	-	-	-	-	-	-
374	-	-	-	-	-	-	-	-
375	-	-	-	-	-	-	-	-
376	-	-	-	-	-	-	-	-
377	-	-	-	-	-	-	-	-
378	-	-	-	-	-	-	-	-
379	-	-	-	-	-	-	-	-
380	-	-	-	-	-	-	-	-

CASHFLOWS FOR A2 BOND

Period	A2A Bal	A2A Int	A2A Prin
1	97,530,000.00	134,266.30	1,777,571.76
2	95,752,428.24	97,295.11	2,477,765.26
3	93,274,662.98	91,720.09	2,905,616.41
4	90,369,046.57	91,824.99	3,329,274.87
5	87,039,771.70	88,442.08	3,747,121.19
6	83,292,650.51	81,904.44	4,156,682.16
7	79,135,968.35	80,410.94	4,557,229.80
8	74,578,738.55	73,335.76	4,946,666.37
9	69,632,072.18	70,753.92	5,323,726.12
10	64,308,346.06	65,344.42	5,678,162.50
11	58,630,183.56	53,809.48	5,960,337.95
12	52,669,845.60	53,518.42	6,192,984.40
13	46,476,861.20	45,702.25	6,413,080.34
14	40,063,780.86	40,709.25	6,585,230.95
15	33,478,549.91	32,920.57	6,744,660.38
16	26,733,889.53	27,164.60	6,890,612.78
17	19,843,276.74	20,162.97	7,022,396.32
18	12,820,880.42	12,607.20	7,139,388.20
19	5,681,492.22	5,773.03	5,681,492.22
20	-	-	-
21	-	-	-
22	-	-	-
23	-	-	-
24	-	-	-
25	-	-	-
26	-	-	-
27	-	-	-
28	-	-	-
29	-	-	-
30	-	-	-
31	-	-	-
32	-	-	-
33	-	-	-
34	-	-	-
35	-	-	-
36	-	-	-
37	-	-	-
38	-	-	-
39	-	-	-
40	-	-	-
41	-	-	-
42	-	-	-
43	-	-	-
44	-	-	-
45	-	-	-
46	-	-	-
47	-	-	-
48	-	-	-
49	-	-	-
50	-	-	-

51	-	-	-
52	-	-	-
53	-	-	-
54	-	-	-
55	-	-	-
56	-	-	-
57	-	-	-
58	-	-	-
59	-	-	-
60	-	-	-
61	-	-	-
62	-	-	-
63	-	-	-
64	-	-	-
65	-	-	-
66	-	-	-
67	-	-	-
68	-	-	-
69	-	-	-
70	-	-	-
71	-	-	-
72	-	-	-
73	-	-	-
74	-	-	-
75	-	-	-
76	-	-	-
77	-	-	-
78	-	-	-
79	-	-	-
80	-	-	-
81	-	-	-
82	-	-	-
83	-	-	-
84	-	-	-
85	-	-	-
86	-	-	-
87	-	-	-
88	-	-	-
89	-	-	-
90	-	-	-
91	-	-	-
92	-	-	-
93	-	-	-
94	-	-	-
95	-	-	-
96	-	-	-
97	-	-	-
98	-	-	-
99	-	-	-
100	-	-	-
101	-	-	-
102	-	-	-
103	-	-	-
104	-	-	-
105	-	-	-

106	-	-	-
107	-	-	-
108	-	-	-
109	-	-	-
110	-	-	-
111	-	-	-
112	-	-	-
113	-	-	-
114	-	-	-
115	-	-	-
116	-	-	-
117	-	-	-
118	-	-	-
119	-	-	-
120	-	-	-
121	-	-	-
122	-	-	-
123	-	-	-
124	-	-	-
125	-	-	-
126	-	-	-
127	-	-	-
128	-	-	-
129	-	-	-
130	-	-	-
131	-	-	-
132	-	-	-
133	-	-	-
134	-	-	-
135	-	-	-
136	-	-	-
137	-	-	-
138	-	-	-
139	-	-	-
140	-	-	-
141	-	-	-
142	-	-	-
143	-	-	-
144	-	-	-
145	-	-	-
146	-	-	-
147	-	-	-
148	-	-	-
149	-	-	-
150	-	-	-
151	-	-	-
152	-	-	-
153	-	-	-
154	-	-	-
155	-	-	-
156	-	-	-
157	-	-	-
158	-	-	-
159	-	-	-
160	-	-	-

161	-	-	-
162	-	-	-
163	-	-	-
164	-	-	-
165	-	-	-
166	-	-	-
167	-	-	-
168	-	-	-
169	-	-	-
170	-	-	-
171	-	-	-
172	-	-	-
173	-	-	-
174	-	-	-
175	-	-	-
176	-	-	-
177	-	-	-
178	-	-	-
179	-	-	-
180	-	-	-
181	-	-	-
182	-	-	-
183	-	-	-
184	-	-	-
185	-	-	-
186	-	-	-
187	-	-	-
188	-	-	-
189	-	-	-
190	-	-	-
191	-	-	-
192	-	-	-
193	-	-	-
194	-	-	-
195	-	-	-
196	-	-	-
197	-	-	-
198	-	-	-
199	-	-	-
200	-	-	-
201	-	-	-
202	-	-	-
203	-	-	-
204	-	-	-
205	-	-	-
206	-	-	-
207	-	-	-
208	-	-	-
209	-	-	-
210	-	-	-
211	-	-	-
212	-	-	-
213	-	-	-
214	-	-	-
215	-	-	-

216	-	-	-
217	-	-	-
218	-	-	-
219	-	-	-
220	-	-	-
221	-	-	-
222	-	-	-
223	-	-	-
224	-	-	-
225	-	-	-
226	-	-	-
227	-	-	-
228	-	-	-
229	-	-	-
230	-	-	-
231	-	-	-
232	-	-	-
233	-	-	-
234	-	-	-
235	-	-	-
236	-	-	-
237	-	-	-
238	-	-	-
239	-	-	-
240	-	-	-
241	-	-	-
242	-	-	-
243	-	-	-
244	-	-	-
245	-	-	-
246	-	-	-
247	-	-	-
248	-	-	-
249	-	-	-
250	-	-	-
251	-	-	-
252	-	-	-
253	-	-	-
254	-	-	-
255	-	-	-
256	-	-	-
257	-	-	-
258	-	-	-
259	-	-	-
260	-	-	-
261	-	-	-
262	-	-	-
263	-	-	-
264	-	-	-
265	-	-	-
266	-	-	-
267	-	-	-
268	-	-	-
269	-	-	-
270	-	-	-

271	-	-	-
272	-	-	-
273	-	-	-
274	-	-	-
275	-	-	-
276	-	-	-
277	-	-	-
278	-	-	-
279	-	-	-
280	-	-	-
281	-	-	-
282	-	-	-
283	-	-	-
284	-	-	-
285	-	-	-
286	-	-	-
287	-	-	-
288	-	-	-
289	-	-	-
290	-	-	-
291	-	-	-
292	-	-	-
293	-	-	-
294	-	-	-
295	-	-	-
296	-	-	-
297	-	-	-
298	-	-	-
299	-	-	-
300	-	-	-
301	-	-	-
302	-	-	-
303	-	-	-
304	-	-	-
305	-	-	-
306	-	-	-
307	-	-	-
308	-	-	-
309	-	-	-
310	-	-	-
311	-	-	-
312	-	-	-
313	-	-	-
314	-	-	-
315	-	-	-
316	-	-	-
317	-	-	-
318	-	-	-
319	-	-	-
320	-	-	-
321	-	-	-
322	-	-	-
323	-	-	-
324	-	-	-
325	-	-	-

326	-	-	-
327	-	-	-
328	-	-	-
329	-	-	-
330	-	-	-
331	-	-	-
332	-	-	-
333	-	-	-
334	-	-	-
335	-	-	-
336	-	-	-
337	-	-	-
338	-	-	-
339	-	-	-
340	-	-	-
341	-	-	-
342	-	-	-
343	-	-	-
344	-	-	-
345	-	-	-
346	-	-	-
347	-	-	-
348	-	-	-
349	-	-	-
350	-	-	-
351	-	-	-
352	-	-	-
353	-	-	-
354	-	-	-
355	-	-	-
356	-	-	-
357	-	-	-
358	-	-	-
359	-	-	-
360	-	-	-
361	-	-	-
362	-	-	-
363	-	-	-
364	-	-	-
365	-	-	-
366	-	-	-
367	-	-	-
368	-	-	-
369	-	-	-
370	-	-	-
371	-	-	-
372	-	-	-
373	-	-	-
374	-	-	-
375	-	-	-
376	-	-	-
377	-	-	-
378	-	-	-
379	-	-	-
380	-	-	-

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. GCM is acting as the underwriter in connection with the proposed transaction.

OOMLT 2004-2

Bond Class: M-7

Settle Date	Run To	First Accrual Date	Next Pay Date	Actual Delay
4/13/2004	Call	4/13/2004	5/25/2004	0
Balance	Interest Type	Index Type	Margin	Accrued Interest
10,500,000	Floating	1mLIBOR	3.50	0.00

	95 | 80	105 | 90	115 | 100	125 | 110	135 | 120
83.84375	7.25	7.59	7.91	8.20	8.46
83.87500	7.24	7.58	7.90	8.19	8.45
83.90625	7.23	7.57	7.89	8.18	8.44
83.93750	7.22	7.56	7.88	8.17	8.43
83.96875	7.21	7.55	7.87	8.16	8.42
84.00000	7.21	7.54	7.86	8.15	8.41
84.03125	7.20	7.54	7.85	8.14	8.40
84.06250	7.19	7.53	7.84	8.13	8.38
84.09375	7.18	7.52	7.83	8.12	8.37
84.12500	7.17	7.51	7.82	8.11	8.36
84.15625	7.17	7.50	7.81	8.10	8.35
84.18750	7.16	7.49	7.80	8.09	8.34
84.21875	7.15	7.48	7.79	8.08	8.33
84.25000	7.14	7.47	7.78	8.07	8.32
84.28125	7.13	7.47	7.77	8.06	8.31
84.31250	7.13	7.46	7.76	8.05	8.30
84.35698	**7.11**	**7.44**	**7.75**	**8.03**	**8.29**
84.37500	7.11	7.44	7.75	8.03	8.28
84.40625	7.10	7.43	7.74	8.02	8.27
84.43750	7.09	7.42	7.73	8.01	8.26
84.46875	7.09	7.41	7.72	8.00	8.25
84.50000	7.08	7.40	7.71	7.99	8.24
84.53125	7.07	7.40	7.70	7.98	8.23
84.56250	7.06	7.39	7.69	7.97	8.22
84.59375	7.05	7.38	7.68	7.96	8.21
84.62500	7.05	7.37	7.67	7.95	8.20
84.65625	7.04	7.36	7.66	7.94	8.18
84.68750	7.03	7.35	7.65	7.93	8.17
84.71875	7.02	7.34	7.64	7.92	8.16
84.75000	7.01	7.33	7.63	7.91	8.15
84.78125	7.01	7.33	7.62	7.90	8.14
84.81250	7.00	7.32	7.61	7.89	8.13
84.84375	6.99	7.31	7.60	7.88	8.12
WAL (Yrs)	**5.38**	**4.86**	**4.46**	**4.14**	**3.89**
Mod Dur	**4.41**	**4.04**	**3.75**	**3.52**	**3.33**
FirstPrinPay	**5/25/2007**	**5/25/2007**	**5/25/2007**	**5/25/2007**	**5/25/2007**
Maturity	**4/25/2012**	**6/25/2011**	**10/25/2010**	**3/25/2010**	**9/25/2009**
Prin Window (Months)	**60**	**50**	**42**	**35**	**29**

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is *current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether* regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the Issuer in connection with the proposed transaction.

All Information Is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	*Option One Mortgage Acceptance Corporation*
Series	2004-2
Collateral	$1 Billion of Home Equity Mortgage Loans
Originator	Option One Mortgage Corporation
Servicer	Option One Mortgage Corporation
Rating	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 23.45% of the initial mortgage loans covered down to 60% of the property value by PMI
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	825,000,000	82.50%	17.50%	35.00%
M1	Aa2	AA+	AA	Float	58,000,000	5.80%	11.70%	23.40%
M2	A2	AA	A+	Float	47,500,000	4.75%	6.95%	13.90%
M3	A3	AA-	A	Float	14,000,000	1.40%	5.55%	11.10%
M4	Baa1	A+	A-	Float	10,000,000	1.00%	4.55%	9.10%
M5	Baa2	A	BBB+	Float	12,500,000	1.25%	3.30%	6.60%
M6	Baa3	BBB+	BBB	Float	10,000,000	1.00%	2.30%	4.60%
M7	Ba1	BBB	BB+	Float	10,500,000	1.05%	1.25%	2.50%
OC	UR	UR	UR		12,500,000	1.25%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 45% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	[TBD]
May 2008 - April 2009	[TBD]
May 2009 - April 2010	[TBD]
May 2010 - April 2011	[TBD]
May 2011 and afterwards	[TBD]

Class M-7 Loss Coverage

	35% Severity					40% Severity				
Mult of Def Curve	**1x**	**1.25x**	**1.5x**	**1.75x**	**2x**	**1x**	**1.25x**	**1.5x**	**1.75x**	**2x**
Cum Loss	3.0%	3.7%	4.4%	5.0%	5.6%	3.4%	4.2%	5.0%	5.7%	6.4%
WAL	10.73	11.01	12.09	14.91	17.84	10.89	11.87	14.99	18.69	0.00
Prin Window	120-139	122-143	129-166	146-361	181-361	122-140	129-159	147-361	192-361	-
Pct Prin Paid	100.0%	100.0%	100.0%	74.0%	22.7%	100.0%	100.0%	78.9%	18.4%	0.0%

Pricing Speed
Forward LIBOR
12 month lag in recoveries
Trigger failing
Run to maturity
CDR Curve as listed to the right

CDR Curve	
Period	CDR
1-6	0.0
7-42	2.2 - 4.8
43-63	3.0 - 4.8
64-99	2.5 - 5.6
100+	1.0

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the *dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.*

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	Option One Mortgage Acceptance Corporation
Series	2004-2
Collateral	$1 Billion of Home Equity Mortgage Loans
Originator	Option One Mortgage Corporation
Servicer	Option One Mortgage Corporation
Rating	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- *Approximately 23.45% of the initial mortgage loans covered down to 60% of the property value by PMI*
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	825,000,000	82.50%	17.50%	35.00%
M1	Aa2	AA+	AA	Float	58,000,000	5.80%	11.70%	23.40%
M2	A2	AA	A+	Float	47,500,000	4.75%	6.95%	13.90%
M3	A3	AA-	A	Float	14,000,000	1.40%	5.55%	11.10%
M4	Baa1	A+	A-	Float	10,000,000	1.00%	4.55%	9.10%
M5	Baa2	A	BBB+	Float	12,500,000	1.25%	3.30%	6.60%
M6	Baa3	BBB+	BBB	Float	10,000,000	1.00%	2.30%	4.60%
M7	Ba1	BBB	BB+	Float	10,500,000	1.05%	1.25%	2.50%
OC	UR	UR	UR		12,500,000	1.25%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 45% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	[TBD]
May 2008 - April 2009	[TBD]
May 2009 - April 2010	[TBD]
May 2010 - April 2011	[TBD]
May 2011 and afterwards	[TBD]

Class M-5 Loss Coverage

First Principal Loss

	Breakeven CDR		Mult of Def Ramp	
CPR	CDR	Cum Loss	% Ramp	Cum Loss
25 CPR	6.0%	8.6%	167.0%	7.2%
40 CPR	6.7%	6.0%	267.0%	5.4%
60 CPR	8.2%	4.4%	512.0%	4.2%

Fwd LIBOR
50% loss severity
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Default Ramp is 0 to 4.5 CDR in mos 1-36; 4.5 CDR thereafter
Curve is based on Collateral Age

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction

Transaction

Issuer	Option One Mortgage Acceptance Corporation
Series	2004-2
Collateral	$1 Billion of Home Equity Mortgage Loans
Originator	Option One Mortgage Corporation
Servicer	Option One Mortgage Corporation
Rating	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 23.45% of the initial mortgage loans covered down to 60% of the property value by PMI
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	825,000,000	82.50%	17.50%	35.00%
M1	Aa2	AA+	AA	Float	58,000,000	5.80%	11.70%	23.40%
M2	A2	AA	A+	Float	47,500,000	4.75%	6.95%	13.90%
M3	A3	AA-	A	Float	14,000,000	1.40%	5.55%	11.10%
M4	Baa1	A+	A-	Float	10,000,000	1.00%	4.55%	9.10%
M5	Baa2	A	BBB+	Float	12,500,000	1.25%	3.30%	6.60%
M6	Baa3	BBB+	BBB	Float	10,000,000	1.00%	2.30%	4.60%
M7	Ba1	BBB	BB+	Float	10,500,000	1.05%	1.25%	2.50%
OC	UR	UR	UR		12,500,000	1.25%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 45% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	[TBD]
May 2008 - April 2009	[TBD]
May 2009 - April 2010	[TBD]
May 2010 - April 2011	[TBD]
May 2011 and afterwards	[TBD]

Class M-5 Loss Coverage

		First Principal Loss			
		Fwd LIBOR		Fwd LIBOR + 100	
		50% PPC	100% PPC	50% PPC	100% PPC
40% Severity	**CDR Break**	6.8%	7.4%	6.0%	6.5%
	Yield*	6.9%	6.4%	7.6%	7.0%
	DM*	2.01	1.94	1.73	1.50
	WAL	20.67	12.63	21.58	13.05
	Mod Dur	11.53	8.78	10.81	8.48
	Prin Window	208-361	123-361	219-361	128-361
	Prin WD %	2.2%	0.9%	9.4%	5.6%
	Cum Loss	12.3%	8.3%	11.2%	7.4%
60% Severity	**CDR Break**	5.4%	5.9%	4.7%	5.1%
	Yield*	6.7%	6.1%	7.7%	7.1%
	DM*	1.81	1.60	1.83	1.61
	WAL	21.97	13.25	22.31	13.42
	Mod Dur	11.75	9.02	11.01	8.64
	Prin Window	224-361	129-361	228-361	131-361
	Prin WD %	11.4%	8.0%	3.9%	2.9%
	Cum Loss	12.9%	8.5%	11.6%	7.5%

*Final Spread will be subject to Pricing

100% PPC means the Pricing Speed
100% Servicer Advance
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

All Information is Preliminary and Subject to Change

Banc of America Securities

Excess Spread

Period	Paydate	Fwd XS Spread	Fwd + 150 XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
1	5/25/2004	261	65	1.09	1.16
2	6/25/2004	462	309	1.11	1.20
3	7/25/2004	465	317	1.13	1.25
4	8/25/2004	458	305	1.15	1.31
5	9/25/2004	451	298	1.22	1.38
6	10/25/2004	452	304	1.26	1.44
7	11/25/2004	438	286	1.33	1.51
8	12/25/2004	437	290	1.39	1.62
9	1/25/2005	421	270	1.48	1.72
10	2/25/2005	414	263	1.55	1.83
11	3/25/2005	417	279	1.62	1.95
12	4/25/2005	387	237	1.70	2.06
13	5/25/2005	370	225	1.94	2.18
14	6/25/2005	352	203	2.03	2.26
15	7/25/2005	351	206	2.12	2.35
16	8/25/2005	332	184	2.21	2.45
17	9/25/2005	322	174	2.30	2.53
18	10/25/2005	321	178	2.39	2.62
19	11/25/2005	302	155	2.48	2.71
20	12/25/2005	302	161	2.56	2.80
21	1/25/2006	283	138	2.66	2.90
22	2/25/2006	276	135	2.74	3.00
23	3/25/2006	357	294	2.82	3.09
24	4/25/2006	313	239	2.91	3.18
25	5/25/2006	310	240	3.04	3.28
26	6/25/2006	317	269	3.13	3.37
27	7/25/2006	318	274	3.22	3.45
28	8/25/2006	296	248	3.30	3.54
29	9/25/2006	310	260	3.39	3.62
30	10/25/2006	312	266	3.47	3.71
31	11/25/2006	264	215	3.56	3.79
32	12/25/2006	275	231	3.64	3.83
33	1/25/2007	252	203	3.72	3.86
34	2/25/2007	245	197	3.81	3.89
35	3/25/2007	294	257	3.88	3.92
36	4/25/2007	240	194	3.96	3.95
37	5/25/2007	268	225	3.77	3.97
38	6/25/2007	244	192	3.84	4.03
39	7/25/2007	261	211	3.90	4.10
40	8/25/2007	245	191	3.97	4.16
41	9/25/2007	252	197	4.04	4.23

Period	Paydate	Fwd XS Spread	Fwd + 150 XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
42	10/25/2007	263	213	4.10	4.29
43	11/25/2007	245	189	4.16	4.35
44	12/25/2007	263	211	4.22	4.39
45	1/25/2008	245	188	4.28	4.42
46	2/25/2008	241	183	4.34	4.46
47	3/25/2008	278	229	4.40	4.49
48	4/25/2008	242	183	4.46	4.52
49	5/25/2008	266	211	4.38	4.55
50	6/25/2008	250	189	4.43	4.61
51	7/25/2008	262	205	4.48	4.66
52	8/25/2008	243	181	4.53	4.71
53	9/25/2008	248	185	4.59	4.76

Run at 150% of Pricing Speed

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

All Information Is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	Option One Mortgage Acceptance Corporation
Series	2004-2
Collateral	$1 Billion of Home Equity Mortgage Loans
Originator	Option One Mortgage Corporation
Servicer	Option One Mortgage Corporation
Rating	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Rating Agencies	*Moody's, S&P and Fitch*

Structure

Credit Support

1- Approximately 23.45% of the initial mortgage loans covered down to 60% of the property value by PMI
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	825,000,000	82.50%	17.50%	35.00%
M1	Aa2	AA+	AA	Float	58,000,000	5.80%	11.70%	23.40%
M2	A2	AA	A+	Float	47,500,000	4.75%	6.95%	13.90%
M3	A3	AA-	A	Float	14,000,000	1.40%	5.55%	11.10%
M4	Baa1	A+	A-	Float	10,000,000	1.00%	4.55%	9.10%
M5	Baa2	A	BBB+	Float	12,500,000	1.25%	3.30%	6.60%
M6	Baa3	BBB+	BBB	Float	10,000,000	1.00%	2.30%	4.60%
M7	Ba1	BBB	BB+	Float	10,500,000	1.05%	1.25%	2.50%
OC	UR	UR	UR		12,500,000	1.25%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 45% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	[TBD]
May 2008 - April 2009	[TBD]
May 2009 - April 2010	[TBD]
May 2010 - April 2011	[TBD]
May 2011 and afterwards	[TBD]

Class M-5 Loss Coverage

First Principal Loss			
Fwd LIBOR		Fwd LIBOR + 200	
% of CDR Vector	Cum Loss	% of CDR Vector	Cum Loss
145%	6.8%	117%	5.7%

CDR Vector	
Months	CDR
1-24	0% ramps to 8%
25-48	8% constant
49-120	8% ramps to 5%
121+	5% constant

30% Severity
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
100% of Prepay Vectors (shown at right)
Both CPR and CDR Curves based on Collateral Age

Fixed Rate CPR	
Months	CPR
1-12	0% ramps to 18%
13-24	18% constant
25-120	18% ramps to 21%
121+	21% constant

Floating Rate CPR	
Months	CPR
1-18	0% ramps to 30%
19-24	30% ramps to 50%
25-40	50% ramps to 30%
41+	30% constant

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

All Information Is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	Option One Mortgage Acceptance Corporation
Series	2004-2
Collateral	$1 Billion of Home Equity Mortgage Loans
Originator	Option One Mortgage Corporation
Servicer	Option One Mortgage Corporation
Rating	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 23.45% of the initial mortgage loans covered down to 60% of the property value by PMI
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	825,000,000	82.50%	17.50%	35.00%
M1	Aa2	AA+	AA	Float	58,000,000	5.80%	11.70%	23.40%
M2	A2	AA	A+	Float	47,500,000	4.75%	6.95%	13.90%
M3	A3	AA-	A	Float	14,000,000	1.40%	5.55%	11.10%
M4	Baa1	A+	A-	Float	10,000,000	1.00%	4.55%	9.10%
M5	Baa2	A	BBB+	Float	12,500,000	1.25%	3.30%	6.60%
M6	Baa3	BBB+	BBB	Float	10,000,000	1.00%	2.30%	4.60%
M7	Ba1	BBB	BB+	Float	10,500,000	1.05%	1.25%	2.50%
OC	UR	UR	UR		12,500,000	1.25%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 45% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	[TBD]
May 2008 - April 2009	[TBD]
May 2009 - April 2010	[TBD]
May 2010 - April 2011	[TBD]
May 2011 and afterwards	[TBD]

Loss Coverage

		Forward LIBOR			Static LIBOR for 12mos then +400		
	PPC	CDR	Cum Loss	WAL	CDR	Cum Loss	WAL
	75%	7.2%	8.9%	18.2	5.4%	7.1%	19.1
Class M6	100%	7.3%	7.2%	14.6	5.2%	5.4%	15.3
	135%	7.4%	5.6%	11.0	5.1%	4.0%	11.6

35% Severity
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Prepayment Curves as shown to the right:

FRM PPC

Month	CPR
1-12	4-23
13+	23

ARM PPC

Month	CPR
1-12	4-27
13-22	27
23-27	50
28+	27

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	Option One Mortgage Acceptance Corporation
Series	2004-2
Collateral	$1 Billion of Home Equity Mortgage Loans
Originator	Option One Mortgage Corporation
Servicer	Option One Mortgage Corporation
Rating	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 23.45% of the initial mortgage loans covered down to 60% of the property value by PMI
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	825,000,000	82.50%	17.50%	35.00%
M1	Aa2	AA+	AA	Float	58,000,000	5.80%	11.70%	23.40%
M2	A2	AA	A+	Float	47,500,000	4.75%	6.95%	13.90%
M3	A3	AA-	A	Float	14,000,000	1.40%	5.55%	11.10%
M4	Baa1	A+	A-	Float	10,000,000	1.00%	4.55%	9.10%
M5	Baa2	A	BBB+	Float	12,500,000	1.25%	3.30%	6.60%
M6	Baa3	BBB+	BBB	Float	10,000,000	1.00%	2.30%	4.60%
M7	Ba1	BBB	BB+	Float	10,500,000	1.05%	1.25%	2.50%
OC	UR	UR	UR		12,500,000	1.25%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 45% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	[TBD]
May 2008 - April 2009	[TBD]
May 2009 - April 2010	[TBD]
May 2010 - April 2011	[TBD]
May 2011 and afterwards	[TBD]

Class M-1 Loss Coverage

Run at Constant CDR

	Static LIBOR				Fwd LIBOR				Fwd LIBOR + 200			
PPC	CDR	Cum Loss	Cum Default	WAL	CDR	Cum Loss	Cum Default	WAL	CDR	Cum Loss	Cum Default	WAL
50	17.9%	22.8%	57.0%	10.54	14.0%	20.0%	50.0%	11.84	11.3%	17.6%	44.0%	12.97
100	20.8%	18.4%	46.0%	6.89	17.7%	16.5%	41.2%	7.25	15.0%	14.6%	36.6%	7.65
150	23.6%	16.2%	40.6%	5.03	21.1%	14.9%	37.3%	5.16	18.5%	13.5%	33.6%	5.33
200	26.3%	15.0%	37.4%	3.90	24.3%	14.0%	35.0%	3.94	21.9%	12.9%	32.1%	4.02

Run at Given Curve

	Static LIBOR				Fwd LIBOR				Fwd LIBOR + 200			
PPC	% of Default Curve	Cum Loss	Cum Default	WAL	% of Default Curve	Cum Loss	Cum Default	WAL	% of Default Curve	Cum Loss	Cum Default	WAL
50	680%	20.4%	51.0%	11.68	603%	18.1%	45.2%	14.46	557%	16.7%	41.8%	15.50
100	649%	15.7%	39.2%	5.42	549%	14.4%	36.0%	5.74	506%	13.7%	34.3%	6.01
150	867%	13.8%	34.5%	4.15	781%	13.1%	32.7%	4.25	735%	12.7%	31.8%	4.31
200	1273%	12.9%	32.2%	3.44	1192%	12.5%	31.2%	3.47	1145%	12.2%	30.6%	3.49

Run at 50 FRM PPC and 100 ARM PPC

	Fwd LIBOR			
	% of Default Curve	Cum Loss	Cum Default	WAL
CDR	15.9%	16.9%	42.3%	8.86
% of Curve	563%	14.8%	36.9%	10.62

40% loss severity
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
100 PPC means the Pricing Speed

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

All Information is Preliminary and Subject to Change

Banc of America Securities

Excess Spread

Period	Paydate	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
1	5/25/2004	261	261	1.09	1.16
2	6/25/2004	464	462	1.11	1.20
3	7/25/2004	469	465	1.13	1.25
4	8/25/2004	464	458	1.15	1.31
5	9/25/2004	464	451	1.22	1.38
6	10/25/2004	468	452	1.26	1.44
7	11/25/2004	463	438	1.33	1.51
8	12/25/2004	468	438	1.39	1.62
9	1/25/2005	463	422	1.48	1.72
10	2/25/2005	462	415	1.55	1.83
11	3/25/2005	466	418	1.62	1.95
12	4/25/2005	451	389	1.70	2.06
13	5/25/2005	456	372	1.94	2.18
14	6/25/2005	450	355	2.03	2.26
15	7/25/2005	455	354	2.12	2.35
16	8/25/2005	449	335	2.21	2.45
17	9/25/2005	448	326	2.30	2.53
18	10/25/2005	453	325	2.39	2.62
19	11/25/2005	447	306	2.48	2.71
20	12/25/2005	452	307	2.56	2.80
21	1/25/2006	446	288	2.66	2.90
22	2/25/2006	445	281	2.74	3.00
23	3/25/2006	460	364	2.82	3.09
24	4/25/2006	444	322	2.91	3.18
25	5/25/2006	449	320	3.04	3.28
26	6/25/2006	443	327	3.13	3.37
27	7/25/2006	447	329	3.22	3.45
28	8/25/2006	441	308	3.30	3.54
29	9/25/2006	440	324	3.39	3.62
30	10/25/2006	445	328	3.47	3.71
31	11/25/2006	413	281	3.56	3.79
32	12/25/2006	418	294	3.64	3.83
33	1/25/2007	411	271	3.72	3.86
34	2/25/2007	410	266	3.81	3.89
35	3/25/2007	426	318	3.88	3.92
36	4/25/2007	408	267	3.96	3.95
37	5/25/2007	413	297	3.77	3.97
38	6/25/2007	411	284	3.84	4.03
39	7/25/2007	419	293	3.90	4.10
40	8/25/2007	414	274	3.97	4.16
41	9/25/2007	415	279	4.04	4.23
42	10/25/2007	420	287	4.10	4.29
43	11/25/2007	415	267	4.16	4.35
44	12/25/2007	421	281	4.22	4.39
45	1/25/2008	415	260	4.28	4.42
46	2/25/2008	415	255	4.34	4.46
47	3/25/2008	426	292	4.40	4.49
48	4/25/2008	416	255	4.46	4.52
49	5/25/2008	421	277	4.38	4.55
50	6/25/2008	416	260	4.43	4.61
51	7/25/2008	422	270	4.48	4.66
52	8/25/2008	416	249	4.53	4.71
53	9/25/2008	416	254	4.59	4.76
54	10/25/2008	422	265	4.64	4.81
55	11/25/2008	417	243	4.69	4.85
56	12/25/2008	422	259	4.73	4.88
57	1/25/2009	417	237	4.78	4.90
58	2/25/2009	417	233	4.83	4.92
59	3/25/2009	434	287	4.88	4.94
60	4/25/2009	417	231	4.92	4.96
61	5/25/2009	423	257	4.82	4.97
62	6/25/2009	418	239	4.86	5.02
63	7/25/2009	424	251	4.90	5.06
64	8/25/2009	420	231	4.95	5.10
65	9/25/2009	420	234	4.98	5.14
66	10/25/2009	426	247	5.02	5.17
67	11/25/2009	421	226	5.06	5.21
68	12/25/2009	427	243	5.10	5.22
69	1/25/2010	422	222	5.14	5.24
70	2/25/2010	423	219	5.17	5.25
71	3/25/2010	440	275	5.21	5.26
72	4/25/2010	424	218	5.24	5.27
73	5/25/2010	431	245	5.15	5.28
74	6/25/2010	426	226	5.18	5.31
75	7/25/2010	432	241	5.21	5.34
76	8/25/2010	428	220	5.24	5.38
77	9/25/2010	429	222	5.27	5.40
78	10/25/2010	435	238	5.30	5.43
79	11/25/2010	430	217	5.33	5.46
80	12/25/2010	436	235	5.36	5.47
81	1/25/2011	432	214	5.39	5.47

Run at 115 FRM PPC for FRM loans, 100 ARM PPC for ARM loans

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter *and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or* derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of *the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not* acting as agent for the issuer in connection with the proposed transaction.

All Information Is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	*Option One Mortgage Acceptance Corporation*
Series	2004-2
Collateral	*$1 Billion of Home Equity Mortgage Loans*
Originator	Option One Mortgage Corporation
Servicer	*Option One Mortgage Corporation*
Rating	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 23.45% of the initial mortgage loans covered down to 60% of the property value by PMI
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	825,000,000	82.50%	17.50%	35.00%
M1	Aa2	AA+	AA	Float	58,000,000	5.80%	11.70%	23.40%
M2	A2	AA	A+	Float	47,500,000	4.75%	6.95%	13.90%
M3	A3	AA-	A	Float	14,000,000	1.40%	5.55%	11.10%
M4	Baa1	A+	A-	Float	10,000,000	1.00%	4.55%	9.10%
M5	Baa2	A	BBB+	Float	12,500,000	1.25%	3.30%	6.60%
M6	Baa3	BBB+	BBB	Float	10,000,000	1.00%	2.30%	4.60%
M7	Ba1	BBB	BB+	Float	10,500,000	1.05%	1.25%	2.50%
OC	UR	UR	UR		12,500,000	1.25%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 45% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	[TBD]
May 2008 - April 2009	[TBD]
May 2009 - April 2010	[TBD]
May 2010 - April 2011	[TBD]
May 2011 and afterwards	[TBD]

Loss Coverage

First Principal Loss

	Fwd LIBOR		Fwd LIBOR + 200	
Bond	**CDR**	**Cum Loss**	**CDR**	**Cum Loss**
M5	5.7%	9.9%	4.1%	7.4%
M6	5.0%	8.8%	3.5%	6.4%

100% Pricing Speed
60% Severity
6 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. *Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities* discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer Option One Mortgage Acceptance Corporation
Series 2004-2

Collateral $1 Billion of Home Equity Mortgage Loans
Originator Option One Mortgage Corporation

Servicer Option One Mortgage Corporation
Rating SQ1/Strong/RPS1 (Moody's/S&P/Fitch)

Rating Agencies Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 23.45% of the initial mortgage loans covered down to 60% of the property value by PMI
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	825,000,000	82.50%	17.50%	35.00%
M1	Aa2	AA+	AA	Float	58,000,000	5.80%	11.70%	23.40%
M2	A2	AA	A+	Float	47,500,000	4.75%	6.95%	13.90%
M3	A3	AA-	A	Float	14,000,000	1.40%	5.55%	11.10%
M4	Baa1	A+	A-	Float	10,000,000	1.00%	4.55%	9.10%
M5	Baa2	A	BBB+	Float	12,500,000	1.25%	3.30%	6.60%
M6	Baa3	BBB+	BBB	Float	10,000,000	1.00%	2.30%	4.60%
M7	Ba1	BBB	BB+	Float	10,500,000	1.05%	1.25%	2.50%
OC	UR	UR	UR		12,500,000	1.25%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 45% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2007 - April 2008	[TBD]
May 2008 - April 2009	[TBD]
May 2009 - April 2010	[TBD]
May 2010 - April 2011	[TBD]
May 2011 and afterwards	[TBD]

Loss Coverage

Class	CDR	Cum Loss
M-2	10.1%	12.1%

45% Severity
12 month lag in recoveries
Trigger failing
Forward LIBOR
Run to maturity
Run at the Pricing Speed
Defaults are in addition to prepayments

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

All Information is Preliminary and Subject to Change

Banc of America Securities

Option One 2004-2

Excess Spread

Period	Paydate	Fwd XS Spread	Fwd 1m LIBOR	Fwd 6m LIBOR
1	5/25/2004	261	1.09	1.16
2	6/25/2004	462	1.11	1.20
3	7/25/2004	465	1.13	1.25
4	8/25/2004	458	1.15	1.31
5	9/25/2004	451	1.22	1.38
6	10/25/2004	452	1.26	1.44
7	11/25/2004	438	1.33	1.51
8	12/25/2004	438	1.39	1.62
9	1/25/2005	422	1.48	1.72
10	2/25/2005	415	1.55	1.83
11	3/25/2005	418	1.62	1.95
12	4/25/2005	389	1.70	2.06
13	5/25/2005	372	1.94	2.18
14	6/25/2005	355	2.03	2.26
15	7/25/2005	354	2.12	2.35
16	8/25/2005	335	2.21	2.45
17	9/25/2005	326	2.30	2.53
18	10/25/2005	325	2.39	2.62
19	11/25/2005	306	2.48	2.71
20	12/25/2005	307	2.56	2.80
21	1/25/2006	288	2.66	2.90
22	2/25/2006	281	2.74	3.00
23	3/25/2006	364	2.82	3.09
24	4/25/2006	322	2.91	3.18
25	5/25/2006	320	3.04	3.28
26	6/25/2006	327	3.13	3.37
27	7/25/2006	329	3.22	3.45
28	8/25/2006	308	3.30	3.54
29	9/25/2006	324	3.39	3.62
30	10/25/2006	328	3.47	3.71
31	11/25/2006	281	3.56	3.79
32	12/25/2006	294	3.64	3.83
33	1/25/2007	271	3.72	3.86
34	2/25/2007	266	3.81	3.89
35	3/25/2007	318	3.88	3.92
36	4/25/2007	267	3.96	3.95
37	5/25/2007	297	3.77	3.97
38	6/25/2007	281	3.84	4.03
39	7/25/2007	287	3.90	4.10
40	8/25/2007	266	3.97	4.16
41	9/25/2007	270	4.04	4.23
42	10/25/2007	277	4.10	4.29
43	11/25/2007	256	4.16	4.35
44	12/25/2007	269	4.22	4.39
45	1/25/2008	247	4.28	4.42
46	2/25/2008	241	4.34	4.46
47	3/25/2008	277	4.40	4.49
48	4/25/2008	239	4.46	4.52
49	5/25/2008	260	4.38	4.55
50	6/25/2008	241	4.43	4.61
51	7/25/2008	250	4.48	4.66
52	8/25/2008	229	4.53	4.71
53	9/25/2008	233	4.59	4.76
54	10/25/2008	242	4.64	4.81
55	11/25/2008	220	4.69	4.85
56	12/25/2008	234	4.73	4.88
57	1/25/2009	213	4.78	4.90
58	2/25/2009	207	4.83	4.92
59	3/25/2009	259	4.88	4.94
60	4/25/2009	203	4.92	4.96
61	5/25/2009	226	4.82	4.97
62	6/25/2009	206	4.86	5.02
63	7/25/2009	216	4.90	5.06
64	8/25/2009	195	4.95	5.10
65	9/25/2009	197	4.98	5.14
66	10/25/2009	209	5.02	5.17
67	11/25/2009	188	5.06	5.21
68	12/25/2009	203	5.10	5.22
69	1/25/2010	182	5.14	5.24
70	2/25/2010	178	5.17	5.25
71	3/25/2010	228	5.21	5.26
72	4/25/2010	175	5.24	5.27
73	5/25/2010	196	5.15	5.28
74	6/25/2010	178	5.18	5.31
75	7/25/2010	189	5.21	5.34
76	8/25/2010	170	5.24	5.38
77	9/25/2010	171	5.27	5.40
78	10/25/2010	184	5.30	5.43
79	11/25/2010	167	5.33	5.46
80	12/25/2010	182	5.36	5.47
81	1/25/2011	165	5.39	5.47
82	2/25/2011	128	5.41	5.48
83	3/25/2011	168	5.44	5.48
84	4/25/2011	130	5.47	5.49
85	5/25/2011	145	5.37	5.49
86	6/25/2011	136	5.39	5.51
87	7/25/2011	145	5.41	5.54
88	8/25/2011	138	5.44	5.56
89	9/25/2011	140	5.46	5.58
90	10/25/2011	148	5.49	5.60
91	11/25/2011	142	5.51	5.62
92	12/25/2011	151	5.53	5.64
93	1/25/2012	146	5.55	5.65
94	2/25/2012	149	5.57	5.67
95	3/25/2012	162	5.59	5.68
96	4/25/2012	157	5.61	5.70
97	5/25/2012	164	5.59	5.71
98	6/25/2012	165	5.61	5.73
99	7/25/2012	171	5.63	5.74
100	8/25/2012	174	5.65	5.76
101	9/25/2012	179	5.67	5.78
102	10/25/2012	184	5.68	5.79
103	11/25/2012	190	5.70	5.81
104	12/25/2012	195	5.72	5.81
105	1/25/2013	201	5.73	5.80
106	2/25/2013	207	5.75	5.80
107	3/25/2013	214	5.76	5.80
108	4/25/2013	220	5.78	5.79
109	5/25/2013	226	5.68	5.79
110	6/25/2013	232	5.70	5.80
111	7/25/2013	239	5.71	5.81
112	8/25/2013	246	5.72	5.83
113	9/25/2013	254	5.74	5.84
114	10/25/2013	261	5.75	5.85
115	11/25/2013	268	5.76	5.86
116	12/25/2013	276	5.77	5.86
117	1/25/2014	284	5.78	5.87
118	2/25/2014	293	5.80	5.88
119	3/25/2014	302	5.80	5.88
120	4/25/2014	310	5.81	5.89
121	5/25/2014	319	5.81	5.89
122	6/25/2014	328	5.81	5.89
123	7/25/2014	338	5.81	5.89
124	8/25/2014	347	5.81	5.89
125	9/25/2014	358	5.81	5.89
126	10/25/2014	368	5.81	5.89
127	11/25/2014	378	5.81	5.89
128	12/25/2014	389	5.81	5.89
129	1/25/2015	400	5.81	5.89
130	2/25/2015	411	5.81	5.89
131	3/25/2015	423	5.81	5.89
132	4/25/2015	435	5.81	5.89
133	5/25/2015	448	5.81	5.89
134	6/25/2015	460	5.81	5.89
135	7/25/2015	473	5.81	5.89
136	8/25/2015	487	5.81	5.89
137	9/25/2015	500	5.81	5.89
138	10/25/2015	515	5.81	5.89
139	11/25/2015	529	5.81	5.89
140	12/25/2015	544	5.81	5.89
141	1/25/2016	559	5.81	5.89
142	2/25/2016	575	5.81	5.89
143	3/25/2016	591	5.81	5.89
144	4/25/2016	608	5.81	5.89
145	5/25/2016	625	5.81	5.89
146	6/25/2016	643	5.81	5.89
147	7/25/2016	661	5.81	5.89
148	8/25/2016	680	5.81	5.89
149	9/25/2016	699	5.81	5.89
150	10/25/2016	718	5.81	5.89

Run at Pricing Speed
Triggers Failing

OOMLT 2004-2

#	Date	Sales Contact	BAS Contact	Investor	Bond ID? / Collateral Group?	Request	Request Completed	Sent to Accountants	Tied out (Y/N)	Sent to Desk	Comments	Bonds Purchased	Amount Bought	Filed
1	3/31/2004	Redmond	Niki	SSRM	M-1	Standard Runs	X	X	X	X				
2	3/31/2004	Redmond	Jorge	SSRM	M-5	Standard Runs	X	X	X	X				
3	3/31/2004	Zinn	Jorge	Rabo	M-6	Standard Runs	X	X	X	X				
4	3/31/2004	Willett	Niki	Etrade	M-5	Standard Runs	X	X	X	X				
5	3/31/2004	Comerford	Niki	UBS	All Subs	Standard Runs					NO LONGER NEED TO DO THESE			
6	3/31/2004	Comerford	Niki	Fortress	M-5	B/Es	X	X	X	X				
7	3/31/2004		Niki	TCW	M-5, M-6	B/Es	X	X	X	X				
8	3/31/2004	Zinn	Niki	Independence	M-1	B/Es and XS Spread Table	X	X	X	X				
9	3/31/2004	Zinn	Niki	MKP	M-5	B/Es	X	X	X	X	Use 30% Severity			
10	3/31/2004	Clifford	Niki	TIAA	M-2	B/Es	X	X	X	X				
11	3/31/2004	Clifford	Niki	TIAA	M-2	XS Spread								
12	3/31/2004													
13	3/31/2004													
14	3/31/2004													
15	3/31/2004													
16	3/31/2004													
17	3/31/2004													
18	3/31/2004													
19	3/31/2004													
20	3/31/2004													
21	3/31/2004													
22	3/31/2004													
23	3/31/2004													
24	3/31/2004													
25	3/31/2004													
26	3/31/2004													
27	3/31/2004													
28	3/31/2004													

Bond Assumptions

Tranche	Description	Rating	Interest Type	Delay Days	Current Face	Coupon	Bond Index	Bond Margin	WAL Call / Mat	Modified Duration	Prin Window Call / Mat	Assumed Price
A-1A	**Conf Prorata**	AAA/Aaa	Floating	0	336,690,000	-	1mLIBOR	21 bps	2.71 / 2.90	2.62	1-81 / 1-181	100.000000
A-1B	**Conf Prorata**	AAA/Aaa	Floating	0	200,000,000		1mLIBOR	24 bps	2.71 / 2.90	2.62	1-81 / 1-181	100.000000
A-2	**NC Seq**	AAA/Aaa	Floating	0	97,530,000	-	1mLIBOR	9 bps	1.00 / 1.00	0.99	1-19 / 1-19	100.000000
A-3	**NC Seq**	AAA/Aaa	Floating	0	159,710,000	-	1mLIBOR	21 bps	3.00 / 3.00	2.92	19-71 / 19-71	100.000000
A-4	**NC Seq**	AAA/Aaa	Floating	0	31,070,000	-	1mLIBOR	40 bps	6.66 / 8.51	6.30	71-81 / 71-182	100.000000
M-1	**Mezz**	AA/Aa2	Floating	0	58,000,000	-	1mLIBOR	52 bps	4.75 / 5.19	4.52	39-81 / 39-146	100.000000
M-2	**Mezz**	A/A2	Floating	0	47,500,000	-	1mLIBOR	105 bps	4.72 / 5.11	4.42	38-81 / 38-132	100.000000
M-3	**Mezz**	A-/A3	Floating	0	14,000,000	-	1mLIBOR	125 bps	4.71 / 5.03	4.39	37-81 / 37-114	100.000000
M-4	**Mezz**	BBB+/Baa1	Floating	0	10,000,000	-	1mLIBOR	175 bps	4.70 / 4.97	4.32	37-81 / 37-107	100.000000
M-5	**Mezz**	BBB/Baa2	Floating	0	12,500,000	-	1mLIBOR	190 bps	4.70 / 4.89	4.30	37-81 / 37-100	100.000000
M-6	**Mezz**	BBB-/Baa3	Floating	0	10,000,000	-	1mLIBOR	325 bps	4.70 / 4.75	4.13	37-81 / 37-90	100.000000
M-7	**Mezz**	BB+/Ba1	Floating	0	10,500,000	-	1mLIBOR	350 bps	4.46 / 4.46	3.77	37-78 / 37-78	85.204045
					987,500,000							

Other Assumptions

Cutoff Date: 4/1/2004
Expected Settlement Date: 4/13/2004
First Payment Date: 5/25/2004

Overcollateralization: OC is Fully Funded at 1.25%
OC Floor is 0.50%
Stepdown Period is 37

1 month LIBOR: 1.09%
6 month LIBOR: 1.16%

Pricing Speed: Fixed Loans: 115 FRM PPC (100 FRM PPC is 4 CPR increasing to 20 CPR over 12 mos)
ARM Loans: 4 CPR increasing to 35 CPR over 24 months

Optional Call: The bonds will be callable after the pool balance declines below 10% of the cutoff date pool balance
After the Optional Termination:
-the margins on the Class A bonds will double
-the margins on the Class M bonds will increase by a factor of 1.5

WA MI Fee: 0.3365%
Trustee Fee: 0.0030%

Step Servicing Fee:

Month	Fee (bps)
1-10	30
11-30	40
31 and thereafter	65